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Follow-Up Materials

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REGISTRANT'S NAME Heineken Holding NV

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FILE NO. 82- 05749 FISCAL YEAR 12-31-09

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OICF/BY: dlw

DATE : 4/8/10

AGENDA

for the Annual General Meeting of Shareholders of Heineken Holding N.V., to be held at Beurs van Berlage, Damrak 243, Amsterdam on Thursday, 22 April 2010 at 4:00 p.m.
– or later, if the Annual General Meeting of Shareholders of Heineken N.V. has not finished.

Opening

1 Report for the financial year 2009.

2 Adoption of the financial statements for the financial year 2009.

3 Announcement of the appropriation of the balance of the income statement pursuant to the provisions in Article 10, paragraph 6, of the Articles of Association.

4 Discharge of the members of the Board of Directors.

5 Proposal to approve the acquisition of 100% of the beer operations of Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA) by Heineken N.V. via an all share transaction.

6 Authorisations
   a Authorisation of the Board of Directors to acquire own shares.
   b Authorisation of the Board of Directors to issue shares to FEMSA (and its affiliates).
   c Authorisation of the Board of Directors to issue (rights to) shares for other purposes.
   d Authorisation of the Board of Directors to restrict or exclude shareholders' pre-emptive rights.

7 Corporate Governance, 'Comply or Explain'.

8 Appointment of Mr J.A. Fernández Carbajal as member of the Board of Directors.

Closure

All agenda items are subject to approval of the Annual General Meeting of Shareholders, except for agenda items 1, 3 and 7.

EXPLANATORY NOTES

to the agenda for the Annual General Meeting of Shareholders of Heineken Holding N.V., to be held on Thursday, 22 April 2010.

Item 5 **Acquisition of 100% of the beer operations of Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA) by Heineken N.V. via an all share transaction**

On 11 January 2010 Heineken N.V. announced the acquisition of the beer operations of FEMSA via an all share transaction (the 'transaction'). Heineken N.V. will acquire all shares of common stock in Emprex Cerveza, S.A. de C.V. (FEMSA Cerveza), comprising 100% of FEMSA's Mexican beer operations (including its US and other export businesses) and the remaining 83% of FEMSA's Brazilian beer business that Heineken does not currently own. As a result of the transaction FEMSA (and its affiliates) will hold a 20% economic interest in the Heineken Group (with shareholdings both in Heineken Holding N.V. and Heineken N.V.). A portion of the Heineken N.V. shares allotted to FEMSA (and its affiliates) will be delivered over a period of not more than five years (the 'Allotted Shares'). FEMSA will have the right to nominate two representatives for appointment to the Supervisory Board of Heineken N.V., one of whom will be the Vice-Chairman of the Supervisory Board of Heineken N.V. and will also be nominated for appointment to the Board of Directors of Heineken Holding N.V.

Subject to, among other things, the approval of the Annual General Meetings of Shareholders of Heineken N.V. and Heineken Holding N.V. and the meeting of priority shareholders of Heineken Holding N.V., the approval of the General Meeting of Shareholders of FEMSA and approval of certain regulatory authorities, closing of the acquisition is currently expected to occur in the second quarter of 2010. Heineken Holding N.V., as majority shareholder of Heineken N.V., and L'Arche Green N.V., as a majority shareholder of Heineken Holding N.V., have given irrevocable undertakings to FEMSA to vote in favour of the transaction. In addition, the Voting Trust, which controls 39% of FEMSA's voting shares, entered into an undertaking to vote in favour of the acquisition at the FEMSA Shareholders Meeting.

The acquisition represents a significant strategic step for Heineken that creates a platform for future value growth in three of the four largest beer profit pools (USA, Mexico and Brazil). Heineken believes that the acquisition has a clear strategic rationale, as it will enable Heineken to transform its presence in the Americas, offering the potential to grow the Heineken brand in Mexico and Brazil, access value and volume growth in Mexico, the world's fourth largest beer profit pool, strengthen Heineken's leading position in the import and growing Hispanic segments in the USA and provide an opportunity to build value in Brazil, the world's second largest beer profit pool. The acquisition will give Heineken better geographic diversification as well as strengthen its exposure to emerging markets.

The details of the acquisition are described in the shareholders' circular which will be published on the website www.heinekeninternational.com/agm and can be obtained at the offices of Heineken Holding N.V. in Amsterdam.

Item 6a

Authorisation of the Board of Directors to acquire own shares

The Annual General Meeting of Shareholders held on 23 April 2009 last gave an authorisation to the Board of Directors to acquire own shares. The Annual General Meeting of Shareholders is now requested to extend the authorisation of the Board of Directors.

It is proposed that the Board of Directors be authorised by the Annual General Meeting of Shareholders, for the statutory maximum period of 18 months commencing on 22 April 2010, to acquire own shares subject to the following conditions and with due observance of the law and the Articles of Association:

a the maximum number of shares which may be acquired is 10% of the issued share capital of the company at any time during the authorisation;

b transactions must be executed at a price between the nominal value of the shares and 110% of the opening price quoted for the shares in the Official Price List (Officiële Prijscourant) of Euronext Amsterdam on the date of the transaction or, in the absence of such a price, the latest price quoted therein;

c transactions may be executed on the stock exchange or otherwise.

Item 6b

Authorisation of the Board of Directors to issue shares to FEMSA (and its affiliates)

It is proposed that the Annual General Meeting of Shareholders authorises the Board of Directors for a period of 18 months commencing on 22 April 2010 to issue 43,018,320 shares to FEMSA (and its affiliates) in exchange for the transfer by FEMSA of 43,018,320 Heineken N.V. shares.

Item 6c

Authorisation of the Board of Directors to issue (rights to) shares for other purposes

The Annual General Meeting of Shareholders held on 23 April 2009 last gave a general authorisation to the Board of Directors to issue (rights to) shares. The Annual General Meeting of Shareholders is now requested to extend the existing authorisation of the Board of Directors.

It is proposed that the Annual General Meeting of Shareholders authorises the Board of Directors for a period of 18 months commencing on 22 April 2010, to issue shares or grant rights to subscribe for shares, with due observance of the law and the Articles of Association. The authorisation will be limited to 10% of the company's issued share capital, as per the date of issue.

Item 6d Authorisation of the Board of Directors to restrict or exclude shareholders' pre-emptive rights

The Annual General Meeting of Shareholders held on 23 April 2009 last gave an authorisation to the Board of Directors to restrict or exclude shareholders' pre-emptive rights. The Annual General Meeting of Shareholders is now requested to extend the authorisation of the Board of Directors.

It is proposed that the Annual General Meeting of Shareholders authorises the Board of Directors for a period of 18 months commencing on 22 April 2010, to restrict or exclude shareholders' pre-emptive rights in relation to the issue of shares or the granting of rights to subscribe for shares, with due observance of the law and the Articles of Association.

Item 7 Corporate Governance, 'Comply or Explain'

In the Report of the Board of Directors of the 2009 annual report a detailed overview is given of the way in which Heineken Holding N.V. applies the revised Dutch Corporate Governance Code (published on 10 December 2008). This information is also available on the website www.heinekeninternational.com

Heineken Holding N.V. endorses the Code's principles and applies virtually all best-practice provisions. However, the structure of the Heineken Group, and in particular the relationship between Heineken Holding N.V. and Heineken N.V., prevents Heineken Holding N.V. from applying a number of best practice provisions.

The Annual General Meeting of Shareholders of 22 April 2010 will have the opportunity to discuss the way Heineken Holding N.V. deals with the Code.

Item 8 Appointment of Mr J.A. Fernández Carbajal as member of the Board of Directors

Pursuant to the provisions in Article 7, paragraph 2, of the Articles of Association of the company, the meeting of holders of priority shares has drawn up a non-binding nomination for the appointment, subject to the completion of the acquisition of the beer operations of FEMSA, of Mr Fernández Carbajal as member of the Board of Directors.

The meeting of holders of priority shares proposes to appoint Mr Fernández Carbajal in view of his broad strategic and operational experience in the beer business in Latin America and specifically in Mexico.

José Antonio Fernández Carbajal joined FEMSA in 1987. He was named Chief Executive Officer of FEMSA in January 1995 and has served as Chairman of the Board of FEMSA since 2001. Before becoming CEO of FEMSA, Mr Fernández Carbajal served as the Chief Executive Officer of OXXO, the largest convenience store chain of Latin America.

He also held positions in FEMSA's corporate area, as well as in the commercial department of the Cuauhtémoc Moctezuma Brewery. Mr Fernández Carbajal is also Chairman of the Board of Coca-Cola FEMSA, Vice-Chairman of the Board of Monterrey Tecnológico, and participates on Boards of important national and international companies, such as Grupo Financiero BBVA Bancomer, Grupo Industrial Bimbo and Televisa.

Mr Fernández Carbajal co-chairs the Mexico Institute of the Woodrow Wilson Center, and for the last 15 years, he has been a professor of the course of Strategic Planning in the Industrial and Systems Engineering degree at Monterrey Tec.
Mr Fernández Carbajal earned a bachelor's degree in Industrial and Systems Engineering and an MBA from Monterrey Tec.

Also visit www.heinekeninternational.com/agm
The meeting will be audiowebcast on
www.heinekeninternational.com/webcast/investors

Heineken Holding N.V.

File No.82-5149

HEINEKEN HOLDING N.V.
ANNUAL REPORT 2009


SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2010
WASH. D.C.
193
SECTION

ARLS
12-31-09

09
Ann

Established in Amsterdam

Heineken Holding N.V.

HEINEKEN HOLDING N.V.
ANNUAL REPORT 2009

09

Established in Amsterdam

Heineken Holding N.V.

PROFILE

Heineken Holding N.V., which holds 50.005% of the issued share capital of Heineken N.V., heads the Heineken group.

The object of Heineken Holding N.V. pursuant to its Articles of Association is to manage or supervise the management of the Heineken group and to provide services for Heineken N.V. It seeks to promote the continuity, independence and stability of the Heineken group, thereby enabling Heineken N.V. to grow in a controlled and steady manner and to pursue its long-term policy in the interest of all stakeholders.

Heineken Holding N.V. does not engage in operational activities itself. These have been assigned within the Heineken group to Heineken N.V. and its subsidiaries and associated companies. Heineken Holding N.V.'s income consists almost exclusively of dividends received on its interest in Heineken N.V.

Every Heineken N.V. share held by Heineken Holding N.V. is matched by one share issued by Heineken Holding N.V. The net asset value of one Heineken Holding N.V. share is therefore identical to the net asset value of one Heineken N.V. share. The dividend payable on the two shares is also identical.

Heineken Holding N.V. ordinary shares are listed on Euronext Amsterdam.

CONTENTS

REPORT OF THE BOARD OF DIRECTORS

FINANCIAL STATEMENTS 2009

OTHER INFORMATION

This report is available in Dutch and in English. Both versions can be downloaded from www.heinekeninternational.com

SHAREHOLDER INFORMATION

Heineken Holding N.V. share price
in euros
Euronext Amsterdam
after restatement for share split


50
45
40
35
30
25
20
15
10
5
0
29.24
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

share price range *year-end price*

Average trade in 2009:
350,836 shares per day

Nationality Heineken Holding N.V. shareholders
in %
Based on 101 million shares in free float
(excluding the holding of L'Arche Green N.V.
in Heineken Holding N.V.)


2009
2008

	2009	2008
Netherlands	4.6	1.9
United Kingdom/Ireland	17.2	18.4
Rest of Europe	7.5	7.5
North America	49.3	43.1
Rest of the world	1.0	0.9
Undisclosed	20.4	28.2
	100.0	100.0

Source: Capital Precision
Based on best estimate January 2010

HEINEKEN HOLDING N.V.

Heineken Holding N.V. ordinary shares are traded on Euronext Amsterdam.
In 2009, the average daily trading volume of Heineken Holding N.V. shares was 350,836 shares.
Heineken Holding N.V. is not a 'structuurvennootschap' within the meaning of the Dutch Civil Code.

Market capitalisation

Shares in issue as at 31 December 2009
245,011,848 ordinary shares of €1.60 nominal value
250 priority shares of €2 nominal value
At a year-end price of €29.24 on 31 December 2009, the market capitalisation of Heineken Holding N.V. as at the balance sheet date was €7.2 billion.

Year-end price	€29.24	31 December 2009
Highest closing price	€29.55	29 December 2009
Lowest closing price	€16.69	9 March 2009

Substantial shareholdings

Pursuant to the Financial Markets Supervision Act (Wet op het financieel toezicht) and the Decree on Disclosure of Major Holdings and Capital Interests in Securities-Issuing Institutions (Besluit melding zeggenschap en kapitaalbelang in uitgevende instellingen), the Authority for the Financial Markets (AFM) has been notified about the following substantial shareholdings regarding Heineken Holding N.V.:

- 1 November 2006: Mrs C.L. de Carvalho-Heineken (52.01%, including a 50.005% shareholding by L'Arche Holding S.A.)*;
- 29 September 2009: Davis Investments LLC (6.46% in the ordinary share capital, only 5.84% of the voting rights on these shares).

Dividend per share

in euros
after restatement for share split

Year	Dividend
1999	0.26
2000	0.26
2001	0.32
2002	0.32
2003	0.32
2004	0.40
2005	0.40
2006	0.60
2007	0.70
2008	0.62
2009	0.65

* A new notification was submitted to the AFM in March 2007 that Mrs C.L. de Carvalho-Heineken has a 58.82% interest in Heineken Holding N.V., including a 58.78% holding via L' Arche Green N.V. and L' Arche Holding S.A. The AFM did not enter this notification in the register because the threshold value had not been exceeded.

HEINEKEN N.V.

The shares of Heineken N.V. are traded on Euronext Amsterdam, where the company is included in the AEX Index. Options on Heineken N.V. shares are listed on Euronext.Liffe Amsterdam.
In 2009, the average daily trading volume of Heineken N.V. shares was 1,639,752 shares.
Heineken N.V. is not a 'structuurvennootschap' within the meaning of the Dutch Civil Code.

Market capitalisation
Shares in issue as at 31 December 2009
489,974,594 shares of €1.60 nominal value
At a year-end price of €33.27 on 31 December 2009, the market capitalisation of Heineken N.V. as at the balance sheet date was €16.3 billion.

Year-end price	€33.27	31 December 2009
Highest closing price	€34.21	4 December 2009
Lowest closing price	€19.97	19 March 2009

Heineken N.V. share price
in euros
Euronext Amsterdam
after restatement for share split


50
45
40
35
30
25
20
15
10
5
0
33.27
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

share price range *year-end price*

Average trade in 2009:
1,639,752 shares per day

Nationality Heineken N.V. shareholders
in %
Based on 245 million shares in free float (excluding the holding of Heineken Holding N.V. in Heineken N.V.)


2009
2008

	2009	2008
Netherlands	3.8	9.1
United Kingdom/Ireland	14.0	14.2
Rest of Europe	18.3	14.5
North America	28.3	34.6
Rest of the world	2.5	2.3
Undisclosed	33.1	25.3
	100.0	100.0

Source: Capital Precision
Based on best estimate January 2010

Substantial shareholdings

Pursuant to the Financial Markets Supervision Act (Wet op het financieel toezicht) and the Decree on Disclosure of Major Holdings and Capital Interests in Securities-Issuing Institutions (Besluit melding zeggenschap en kapitaalbelang in uitgevende instellingen), the Authority for the Financial Markets (AFM) has been notified about the following substantial shareholding regarding Heineken N.V.:

- Mrs C.L. de Carvalho-Heineken (indirectly 50.005% through L'Arche Holding S.A.; the direct 50.005% shareholder is Heineken Holding N.V.)[1];
- Massachusetts Financial Services Company (a capital interest of 4.07%, of which 2.92% is held directly and 1.14% is held indirectly and a voting interest of 5.03% of which 2.91% is held directly and 2.12% is held indirectly).

Bonds

The Heineken N.V. bonds are listed on the Luxembourg Stock Exchange.

On 4 November 2003 Heineken N.V. issued 2 bonds for a total of €1.1 billion.

In addition, on 26 February 2009 Heineken placed 6-year Notes of £400 million (€450 million) with a coupon of 7.25%, on 25 March 2009 5-year Notes of €1 billion with a coupon of 7.125% and on 1 October 2009 7-year Notes of €400 million with a coupon of 4.625%. These Notes were issued under the European Medium Term Note Programme established in 2008 and updated in September 2009.

The European Medium Term Note Programme allows Heineken N.V. from time to time to issue Notes for a total amount of up to €3 billion. As currently approximately €1.9 billion is outstanding, Heineken still has capacity of €1.1 billion under the programme. The programme can be used for issuing up to 1 year after its establishment. The Luxembourg Stock Exchange has approved the programme.

Financial calendar in 2010 for both Heineken Holding N.V. and Heineken N.V.

Announcement of 2009 results	23 February
Publication of annual report	23 March
Trading update first quarter 2010	21 April
Annual General Meeting of Shareholders, Amsterdam[2]	22 April
Quotation ex-final dividend	26 April
Final dividend 2009 payable	29 April
Announcement of half-year results 2010	25 August
Quotation ex-interim dividend	26 August
Interim dividend 2010 payable	3 September
Trading update third quarter 2010	27 October

Contacting Heineken Holding N.V. and Heineken N.V.

Further information on Heineken Holding N.V. is available by telephone +31 20 622 11 52 or fax +31 20 625 22 13. Information is also obtainable from the Investor Relations department, telephone +31 20 523 97 77, or by e-mail: investors@heineken.com.

Further information on Heineken N.V. is obtainable from the Group Corporate Relations and/or Investor Relations department, telephone +31 20 523 97 77, or by e-mail: investors@heineken.com.

The website www.heinekeninternational.com also carries further information about both Heineken Holding N.V. and Heineken N.V.

[1] A new notification was submitted to the AFM in March 2007 that Mrs C.L. de Carvalho-Heineken has a 50.005% interest in Heineken N.V., indirectly via L'Arche Green N.V. and L'Arche Holding S.A. The AFM did not enter this notification in the register because the threshold value had not been exceeded.

[2] Shareholders Heineken Holding N.V. are entitled to attend the meetings of shareholders in Heineken N.V., to put questions at those meetings and to participate in the discussions.

Bonds	Total face value*	Interest rate (%)	Maturity	ISIN code
Heineken N.V.				
Bond 2010	€500 million	4.375	4 February 2010	XS0179266597
Bond 2013	€600 million	5.0	4 November 2013	XS0179266753
EMTN 2014	€1 billion	7.125	7 April 2014	XS0421464719
EMTN 2015	£400 million	7.25	10 March 2015	XS0416081296
EMTN 2016	€400 million	4.625	10 October 2016	XS0456567055

* The difference versus the amount displayed in the consolidated statement of financial position is due to the amortisation of issue costs.

BOARD OF DIRECTORS

Mr M. Das (1948)
Chairman
Dutch nationality
Member of the Board of Directors since 1994
Lawyer

Mrs C.L. de Carvalho-Heineken (1954)
Delegate Member
Dutch nationality
Member of the Board of Directors since 1988

Mr D.P. Hoyer (1940)
Dutch nationality
Member of the Board of Directors since 1972
Former director of DOW Europe S.A.

Mr K. Vuursteen (1941)
Dutch nationality
Member of the Board of Directors since 2002
Former chairman of the Executive Board
of Heineken N.V.

POLICY PRINCIPLES

Heineken Holding N.V. has played an important role in the Heineken group for over fifty years. The company seeks to promote the continuity, independence and stability of the Heineken group. This creates the conditions which enable Heineken N.V. to pursue its long-term policy in the interest of the shareholders, the staff and other stakeholders. The company's policy has been successful. Thanks in part to its unique and stable structure, the Heineken group now has the widest international presence of all the world's brewing groups and the Heineken brand is one of the best-known international premium lagers.

ACTIVITIES

The Board of Directors met on nine occasions in 2009 together with the Preparatory Committee of the Supervisory Board of Heineken N.V. The Board of Directors also met on three occasions to discuss, among other things, the report of the Board of Directors and the financial statements for 2008 and the first half of 2009.

Other matters considered during the year included the business strategy and its implementation. The possible acquisition of the brewing activities of FEMSA was analysed in detail from both a financial and a marketing angle, and also as regards the risks involved, such as the currency risk and the political climate. The business of the meetings also covered other possible acquisitions and alliances as well as disposals and the closure of breweries, such as in Spain, Russia and the UK and the development of brands, particularly the Heineken brand itself.

At the start of the year, the Board of Directors devoted a great deal of attention to the liquidity position, to cash flow generation and to the financing of operations. Also on the agenda was the development of the recently acquired business units, particularly those in the UK and India, the partnership with UBL in India being reaffirmed at the end of the year.

Important developments affecting the business in various countries, such as the increase in alcohol duty in Russia and the political developments in Nigeria, were also touched upon, and the composition of the Supervisory Board and the Executive Board of Heineken N.V., along with management development, was also discussed.

Gap between Heineken Holding N.V. and Heineken N.V. share price

in euros

Euronext Amsterdam

after restatement for share split


50
45
40
35
30
25
20
15
10
5
0
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009

Heineken Holding N.V. close

Heineken N.V. close

A recurrent element of each of the joint meetings was the discussion of the results. On two occasions each year, the dividend proposals are also considered.

There was also a great deal of informal discussion during the year regarding current business matters on which the opinion of the Board of Directors was sought.

In the meeting of the Board of Directors to consider the directors' report and the financial statements, the external auditors gave a comprehensive report on their activities.

Mrs C.L. de Carvalho-Heineken, delegate member of the Board of Directors, visited the Volga Brewery in Nizhnyi Novgorod and the brewery in St. Petersburg, Russia.

Further information regarding developments during the 2009 financial year of Heineken N.V. and its related companies, and the material risks Heineken N.V. is facing, is given in Heineken N.V.'s annual report.

REVIEW OF 2009

Share price

The share price has gone up, slightly outperforming the market. The gap between the Heineken N.V. and Heineken Holding N.V. share prices also widened, to 12%. Price movements are shown in the graph on page 9. More information regarding the shares can be found on page 5 of this report.

Interest in Heineken N.V.

The nominal value of our company's interest in Heineken N.V. as at 31 December 2009 was €392 million. The nominal value of the ordinary shares issued by our company as at the same date was also €392 million. As at 31 December 2009, our company's interest in Heineken N.V. represented 50.005% of the issued capital (being 50.133% of the outstanding capital) of Heineken N.V.

Results

With regard to the company's balance sheet and income statement, the Board of Directors has the following comments.

The Board of Directors has elected to avail itself of the option given by Section 362, subsection 8, of Book 2 of the Dutch Civil Code of using the same accounting policies for the valuation of assets and liabilities and determination of results in the company financial statements as those used for the preparation of the consolidated financial statements of Heineken Holding N.V. Since the interest in Heineken N.V. is measured using the equity method, the equity attributable to the equity holders of Heineken Holding N.V., amounting to €2,682 million, shown in the consolidated statement of financial position, is equal to the shareholders' equity shown in the company balance sheet less the priority shares.

Our company's 50.133% share in Heineken N.V.'s 2009 profit of €1,018 million is recognised as income of €510 million in the 2009 company income statement. This share in Heineken N.V.'s profit consists of both distributed and retained earnings for 2009.

HEINEKEN N.V. PERFORMANCE IN 2009 AND OUTLOOK

Heineken N.V. posted a net profit of €1,018 million in 2009. The organic net profit growth compensates organically lower consolidated beer volume due to the global economic downturn. The organic net profit growth is driven by higher revenue per hectolitre and cost reductions because of the Total Cost Management programme (TCM). The free operating cash flow tripled compared to last year.

The global economic environment will continue to lead to lower beer consumption and down-trading in a number of regions in 2010.

Heineken is committed to utilising its global marketing excellence to build its key brands, including Heineken, across all markets and to maintaining, or where possible improving, its price positioning. Price increases will be at levels well below those of 2009. However, Heineken aims to continue passing on excise duty increases through higher sales prices.

Heineken will aim to improve both market and value share in its markets via increased brand investments.

Heineken will aggressively pursue its TCM cost reduction programme in all business areas and will continue to focus on improving the profitability of its newly acquired companies.

The likely fall in raw material costs per hectolitre due to a temporary decline in the price of brewing barley will be offset by higher energy costs, rising advertising rates and increased marketing costs.

Heineken reiterates its target of reducing its Net debt/EBITDA (beia) ratio to below 2.5 times. Heineken is confident that it will achieve its target of a cash conversion rate in excess of 100% in the remaining two years of the Hunt for Cash 2 programme.

Capital expenditures related to property, plants and equipment will be broadly in line with 2009 at €700 million, and will be financed from cash flow. Heineken expects a further organic decline in the number of employees.

Excluding FEMSA Cerveza, Heineken expects an average interest rate of approximately 6% and an effective tax rate in the range of 25% - 27%.

Heineken will acquire FEMSA Cerveza by issuing to FEMSA approximately 86 million new shares in Heineken N.V. on closing of the deal. Simultaneously, it is agreed with FEMSA to exchange approximately 43 million of the new Heineken N.V. shares for an equal number of new Heineken Holding N.V. shares. Furthermore Heineken N.V. has committed itself to deliver an additional 29 million existing Heineken N.V. shares over a period of not more than five years. Heineken intends to buy the 29 million existing shares in the market and finance the purchase from its cash flow.

Heineken is preparing for the integration of FEMSA Cerveza, which will begin once the acquisition has been completed in the second quarter of 2010. As a result of the extensive insight gained in the business during the acquisition and due diligence process, combined with Heineken's broad experience in the field, a rapid completion of this process is expected.

More information is provided in Heineken N.V.'s annual report.

FINANCIAL STATEMENTS AND APPROPRIATION OF PROFIT

The Board of Directors will submit the financial statements for 2009 to the General Meeting of Shareholders. These financial statements, on pages 20 to 124 of this report, have been audited by KPMG Accountants N.V., whose report can be found on page 127.

Heineken N.V. proposes to distribute a dividend for 2009 of €0.65 per share of €1.60 nominal value, of which €0.25 per share of €1.60 nominal value has already been paid as interim dividend.

With the approval of the meeting of priority shareholders, the Board of Directors has resolved to vote at the General Meeting of Shareholders of Heineken N.V. in favour of Heineken N.V.'s dividend proposal. On that basis, the dividend payable to our company for 2009 totals €159.3 million in cash, of which €61.3 million has already been received by way of interim dividend. The final dividend due will therefore be €98 million.

In accordance with the provisions of Article 10, paragraph 9, of the Articles of Association, an interim dividend of €0.25 per share of €1.60 nominal value was distributed to holders of ordinary shares on 2 September 2009. Pursuant to the provisions of Article 10 of the Articles of Association, a final dividend of €0.40 per share of €1.60 nominal value currently in issue will be payable to holders of ordinary shares from 29 April 2010. Like the holders of Heineken N.V. shares, holders of ordinary shares will therefore receive a total dividend for 2009 of €0.65 per share of €1.60 nominal value. A total of €159.3 million will be distributed to holders of ordinary shares and a total of €20 (4% of the nominal value of €2 per share) will be distributed as dividend to holders of priority shares.

CORPORATE GOVERNANCE

On 10 December 2008, an amended Dutch Corporate Governance Code was presented superseding the Dutch Corporate Governance Code of 9 December 2003.

While Heineken Holding N.V. endorses the principles of the corporate governance code (the 'Code') referred to in Section 391, subsection 5, of Book 2 of the Dutch Civil Code, the structure of the Heineken group, and in particular the relationship between Heineken Holding N.V. and Heineken N.V., prevents Heineken Holding N.V. from applying a number of the Code's principles and best-practice provisions. At the General Meeting of Shareholders on 20 April 2005, this departure from the 2003 Code was put to the vote and approved.

As recommended by the Corporate Governance Code Monitoring Committee, Heineken Holding N.V. includes a section in this annual report on the broad outline of the corporate governance structure, compliance with the Code and non-compliance situations, and will put the current position before the Annual General Meeting of Shareholders on 22 April 2010.

Structure of the Heineken group

Heineken Holding N.V. has a 50.005% interest in the issued share capital (being 50.133% of the outstanding share capital) of Heineken N.V. Both companies are listed on Euronext Amsterdam. L'Arche Green N.V., a company owned by the Heineken family and the Hoyer family, holds a 58.78% interest in Heineken Holding N.V.

Standing at the head of the Heineken group, Heineken Holding N.V. is not an ordinary holding company. Since its formation in 1952, Heineken Holding N.V.'s object pursuant to its Articles of Association has been to manage or supervise the management of the Heineken group and to provide services for Heineken N.V., in accordance with the policy principles outlined above.

Within the Heineken group, the primary duties of Heineken N.V.'s Executive Board are to initiate and implement corporate strategy and to manage Heineken N.V. and its related enterprise. It is supervised in the performance of its duties by Heineken N.V.'s Supervisory Board.

Heineken Holding N.V.'s governance structure and risk management and control system

Heineken Holding N.V. is managed by its Board of Directors, whose activities are directed towards implementing the policy principles outlined above.

Because Heineken N.V. manages the Heineken group companies, Heineken Holding N.V., unlike Heineken N.V., does not have a Supervisory Board or an internal risk management and control system. Heineken Holding N.V. does not engage in any operational activities and employs no staff. The risk management and control system for the business is described in the Heineken N.V. annual report, page 44. Note 32 to the financial statements of Heineken Holding N.V. itemises the specific financial risks and explains the control systems relating to those risks.

Pursuant to Article 10, paragraph 6, of the Articles of Association of Heineken Holding N.V., holders of Heineken Holding N.V. ordinary shares receive the same dividend as holders of Heineken N.V. shares.

Within Heineken Holding N.V., there are established rules governing the disclosure of holdings of and transactions in Heineken Holding N.V. and Heineken N.V. shares and other securities that are applicable to the Board of Directors and, where required, other persons directly associated with the company.

Compliance with the Code

Heineken Holding N.V. intends to preserve its existing governance structure and does therefore not apply those principles and best-practice provisions which are inconsistent with this structure.

For the reasons stated above, Heineken Holding N.V. does not engage in any operational activities, employs no staff, has no internal risk management and control system and has no Supervisory Board. Pursuant to its Articles of Association, Heineken Holding N.V. distributes the dividend it receives from Heineken N.V. in full to its shareholders. Heineken Holding N.V. does not apply principles and best-practice provisions which presume that the actual situation is different.

Heineken Holding N.V. will apply best-practice provision II.1.1, which limits the period of appointment and reappointment of a member of the Board of Directors to a maximum of four years, according to a rotation schedule to be made in the course of 2010. The first proposal to (re)appoint will be put to the General Meeting of Shareholders in April 2011. The members of the Board of Directors are currently appointed for an indeterminate period.

Heineken Holding N.V. does not apply best-practice provision II.1.8, which limits the number of supervisory directorships of listed companies which may be held by a member of the Board of Directors to a maximum of two and does not permit a member of the Board of Directors to be the chairman of the supervisory board of a listed company. The Board of Directors considers this best-practice provision to be inconsistent with the nature of its activities.

Heineken Holding N.V. complies with the other principles and best-practice provisions of the Code.

BOARD OF DIRECTORS

The Board of Directors consists of four members: Chairman Mr M. Das, delegate member Mrs C.L. de Carvalho-Heineken, Mr D.P. Hoyer and Mr K. Vuursteen.

The members of the Board of Directors are appointed by the general meeting of shareholders from a non-binding list of candidates drawn up by the meeting of priority shareholders. The general meeting may appoint one of the members as delegate member, who shall be charged in particular with the day-to-day management and the implementation of the Board of Director's resolutions.

The general meeting of shareholders can dismiss members of the Board of Directors by an absolute majority of the votes cast which represents at least one-third of the issued capital.

Remuneration policy

Remuneration of the members of the Board of Directors was enabled by an amendment to the company's Articles of Association in 2001. The policy on the remuneration of members of the Board of Directors was approved by the General Meeting of Shareholders in 2005. Under this policy, the members of the Board of Directors receive the same remuneration as the members of the Supervisory Board of Heineken N.V. For 2009, this means a remuneration of €60,000 a year for the chairman and €45,000 a year for the other members of the Board of Directors.

More information on the way in which this policy was applied in practice during the year under review can be found in the notes to the consolidated financial statements (see note 35).

GENERAL MEETING OF SHAREHOLDERS

The annual general meeting of shareholders shall be held each year within six months of the end of the financial year, the agenda for which shall include: *(i)* consideration of the annual report, *(ii)* consideration and adoption of the financial statements, *(iii)* ratification of the actions of the members of the Board of Directors in respect of their management and *(iv)* appropriation of profits.

General meetings of shareholders shall be held in Amsterdam.

Notice of meeting

Pursuant to the Articles of Association, the Board of Directors shall give at least fourteen (14) days' notice of general meetings of shareholders (not including the convocation date and the date of the meeting). In practice, the period of notice has been usually around one month.

The Board of Directors is obliged to call a general meeting of shareholders at the request of shareholders who alone or together own at least 25% of the shares.

Such meeting shall be held within four weeks of receipt of the request and shall consider the matters specified by those requesting the meeting.

Right of shareholders to place items on agenda

An item that one or more holders of shares which alone or together *(i)* represent at least one per cent (1%) of the issued capital or *(ii)* have a value of at least 50 million euros have requested in writing to be placed on the agenda shall be included in the notice of meeting or announced in a similar manner, unless this would be contrary to an overriding interest of the company, and provided the Board of Directors receives the request not later than the 60th day before the date of the general meeting of shareholders.

The Dutch Corporate Governance Code of 10 December 2008 provides the following in best-practice provision IV.4.4: 'A shareholder shall exercise the right of placing an item on the agenda only after consultation with the management board. If one or more shareholders intend to request that an item be put on the agenda that may result in a change in the company's strategy, for example through the dismissal of one or more board members, the management board shall be given the opportunity to stipulate a reasonable period in which to respond (the response period). This shall also apply to an intention as referred to above to seek the authorisation of a court of law to call a general meeting pursuant Section 2:110 of the Dutch Civil Code. The shareholder shall respect the response period stipulated by the management board within the meaning of best-practice provision II.1.9.'

If the Board of Directors stipulates a response period, that period shall not exceed 180 days from the date on which the Board of Directors is informed by one or more shareholders of their intention to place an item on the agenda to the date of the general meeting at which the item is to be considered. The Board of Directors shall use the response period for further deliberation and constructive consultation. A response period shall be stipulated only once for any given general meeting of shareholders and shall not apply to an item in respect of which a response period has previously been stipulated.

Record date

For each general meeting of shareholders, the company shall determine a record date for the exercise of the voting rights and attendance at the meeting. This record date will be set in accordance with the Articles of Association, currently providing that such date will not be earlier than the thirtieth day prior to the date of the meeting. The record date shall be included in the notice of meeting, as well as the manner in which those entitled to attend and/or vote in the meeting can be registered and the manner in which they may exercise their rights.

Only persons that are shareholders on the record date may attend and vote in the general meeting of shareholders.

Attendance by proxy or electronic communication

All shareholders are entitled, either personally or by proxy appointed in writing, to attend the general meeting of shareholders, to address the meeting and to exercise their voting rights.

If shareholders wish to exercise their rights through a proxy appointed in writing, the instrument appointing the proxy must be received by the company no later than the date stated in the notice of meeting.

The Board of Directors may determine that the powers set out in the previous sentence may also be exercised by means of electronic communication. The Board of Directors may impose certain conditions on the use of electronic communications, which will in that case be stated in the notice of meeting.

Attendance register

All persons entitled to vote or otherwise entitled to attend a meeting or their representatives shall sign the attendance register, stating the number of shares and votes represented.

Chairman of the general meeting of shareholders

All general meetings of shareholders shall be presided over by the chairman or the vice-chairman of the Board of Directors or, in their absence, by one of the members of the Board of Directors present at the meeting, to be appointed by the latter in consultation. If none of the members of the Board of Directors is present, the meeting shall appoint its own chairman.

Voting

Adoption of resolutions at all general meetings of shareholders shall require an absolute majority of the votes cast, except where a larger majority is required by law or the Articles of Association.

Each share confers the entitlement to cast one vote. Blank votes shall be deemed not to have been cast.

When convening a general meeting of shareholders, the Board of Directors may determine that votes cast electronically in advance of the meeting are to be equated to votes cast in the course of the meeting. Such votes may not be cast prior to the record date. A shareholder who has voted electronically in advance of a general meeting of shareholders shall still be entitled to attend and address the meeting, either in person or represented by a proxy appointed in writing. Once cast, a vote cannot be retracted.

Minutes

Minutes shall be kept of the proceedings of general meetings of shareholders by a secretary appointed by the general meeting and shall be confirmed and signed by the chairman of the meeting and by the minutes secretary. If a notarial record is made of the proceedings of a general meeting of shareholders, it shall be countersigned by the chairman of the meeting. Shareholders shall be provided on request with copies of the minutes of the general meeting of shareholders not later than three months after the end of the meeting.

Resolutions to be adopted by the general meeting of shareholders

The general meeting of shareholders has authority to adopt resolutions concerning among others the following matters: *(i)* issue of shares by the company or rights attaching to shares (and authorisation of the Board of Directors to resolve that the company issue shares or rights attaching to shares), *(ii)* authorisation of the Board of Directors to resolve that the company acquire its own shares, *(iii)* cancellation of shares and reduction of share capital, but only after a motion of the meeting of priority shareholders, *(iv)* appointment of members of the Board of Directors from a non-binding list of candidates drawn up by the meeting of priority shareholders, *(v)* appointment of one of the members of the Board of Directors as delegate member, *(vi)* the remuneration policy for the Board of Directors, *(vii)* suspension and dismissal of members of the Board of Directors, *(viii)* adoption of the financial statements, *(ix)* ratification of the actions of the members of the Board of Directors in respect of their management, *(x)* the profit reservation and distribution policy, *(xi)* a substantial change in the corporate governance structure, *(xii)* appointment of the external auditors, *(xiii)* amendment of the Articles of Association and *(xiv)* winding-up of the company.

Board of Directors' resolutions on any material change in the nature or identity of the company or enterprise shall be subject to the approval of the meeting of priority shareholders and the general meeting of shareholders, in any event including resolutions relating to (a) transfer of all or virtually all of the company's enterprise to a third party, (b) entry into or termination of lasting cooperation between the company or a subsidiary and another legal entity or partnership or as general partner in a limited partnership or general partnership where such cooperation or termination thereof has material significance for the company and (c) acquisition or disposal by the company or a subsidiary of an interest in the capital of another company amounting to one-third or more of the company's assets as disclosed in its consolidated balance sheet and notes thereto according to its most recently adopted financial statements.

Provision of information

The Board of Directors shall provide the general meeting of shareholders with all the information it may require, unless there are compelling reasons to withhold it in the company's interest. If the Board of Directors withholds information on the grounds of the company's interest, it shall give its reasons for doing so.

Priority shares

The company has issued 250 priority shares, 50% of which are held by Stichting Administratiekantoor Priores, the other 50% being held by Stichting Beheer Prioriteitsaandelen Heineken Holding N.V. For a full description of rights conferred by the priority shares, reference is made to the paragraph of this report headed 'Further Information pursuant to the Article 10 Takeover Directive Decree' and the Other Information section of this annual report (page 125).

FURTHER INFORMATION PURSUANT TO THE ARTICLE 10 TAKEOVER DIRECTIVE DECREE

Heineken Holding N.V.'s issued and outstanding capital consists of 245,011,848 ordinary shares with a nominal value of €1.60 and 250 priority shares with a nominal value of €2.

The priority shares are registered. The meeting of holders of priority shares has the right to draw up a non-binding list of candidates for each appointment to the Board of Directors by the general meeting of shareholders. The approval of the holders of priority shares is required for resolutions of the Board of Directors relating to the exercise of voting rights on shares in public limited liability companies and other legal entities and the direction in which such votes are to be cast. Pursuant to Section 107a of Book 2 of the Dutch Civil Code, the approval of both the holders of priority shares and the general meeting of shareholders is required for resolutions of the Board of Directors relating to any material change in the nature or identity of the company or the enterprise, in any event including and subject to the statutory limits, resolutions relating to the transfer of all or virtually all of the company's enterprise to a third party, entry into or termination of lasting cooperation between the company or a subsidiary and another legal entity and acquisition or disposal by the company or a subsidiary of a substantial interest in the capital of another company.

Shares are issued pursuant to a resolution of the general meeting of shareholders, without prejudice to its right to delegate that authority. Such a resolution requires that prior or simultaneous approval be given by resolution of the meeting of holders of shares of the same class as that to which the issue relates, except in the case of stock dividends, bonus shares or rights issues which the company is required to distribute pursuant to Article 10 of the Articles of Association.

Fully paid ordinary shares in its own capital may only be acquired by the company for no consideration or if (a) the shareholders' equity minus the purchase price is not less than the sum of the paid-in and called capital and the reserves prescribed by law and (b) the nominal amount of own shares to be acquired does not exceed half of the issued capital.

Pursuant to the Financial Markets Supervision Act (Wet op het financieel toezicht) and the Decree on Disclosure of Major Holdings and Capital Interests in Securities-Issuing Institutions (Besluit melding zeggenschap en kapitaalbelang in uitgevende instellingen), the Authority for the Financial Markets (AFM) has been notified of the following substantial shareholdings in Heineken Holding N.V.:

- 1 November 2006: Mrs C.L. de Carvalho-Heineken (52.01%, including a 50.005% shareholding by L'Arche Holding S.A.)*;
- 29 September 2009: Davis Investments LLC (6.46% in the ordinary share capital, only 5.84% of the voting rights on these shares).

* A new notification was submitted to the AFM in March 2007 that Mrs C.L. de Carvalho-Heineken has a 58.82% interest in Heineken Holding N.V., including a 58.78% holding via L'Arche Green N.V. and L'Arche Holding S.A. The AFM did not enter this notification in the register because the threshold value had not been exceeded.

Upon completion of the acquisition of the beer operations of Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA), as part of which FEMSA and related companies will receive Heineken Holding N.V. shares and Heineken N.V. shares, pursuant to the Corporate Governance Agreement to be concluded between Heineken Holding N.V., Heineken N.V., L'Arche Green N.V. and FEMSA:

- subject to certain exceptions, FEMSA (and any member of the FEMSA group) shall not increase its shareholding in Heineken Holding N.V. above 20% and shall not increase its holding in the Heineken group above a maximum of 20% economic interest (such capped percentages referred to as the 'Voting Ownership Cap');
- subject to certain exceptions, FEMSA (and any member of the FEMSA group) may not exercise any voting rights in respect of any shares beneficially owned by it, if and to the extent such shares are in excess of the applicable Voting Ownership Cap;
- FEMSA (and its respective related companies) have agreed not to sell any shares in Heineken Holding N.V. and in Heineken N.V. for a five-year period, subject to certain exceptions, including amongst others, (i) beginning in year three, the right to sell up to 1% of all outstanding shares of each of Heineken Holding N.V. and Heineken N.V. in any calendar quarter (ii) beginning in year three, the right to sell any Heineken Holding N.V. shares and/or any Heineken N.V. shares in any private block sale outside the facilities of a stock exchange so long as Heineken Holding N.V. (as to Heineken N.V. shares) respectively L'Arche Green N.V. (as to Heineken Holding N.V. shares) is given first the opportunity to acquire such shares at the market price thereof;
- unless FEMSA's economic interest in the Heineken group were to fall below 14%, the current FEMSA control structure were to change or FEMSA were to be subject to a change of control, FEMSA will be entitled to have two representatives in the Heineken N.V. Supervisory Board, one of whom will be a vice-chairman, who will also serve as the FEMSA representative on the Board of Directors of Heineken Holding N.V.

There are no restrictions on the voting rights on ordinary shares. Heineken Holding N.V. has no staff share plan or options plan. Heineken Holding N.V. is not aware of any agreement with a shareholder which might give rise to the restriction of voting rights.

Persons who hold shares on a predetermined record date may attend and exercise their voting rights at general meetings of shareholders. The record date for the General Meeting of Shareholders on 22 April 2010 has been set 21 days before the General Meeting of Shareholders, i.e. as 1 April 2010.

The members of the Board of Directors are appointed by the general meeting of shareholders from a non-binding list of candidates drawn up by the meeting of priority shareholders.

Members of the Board of Directors may be suspended or dismissed by the general meeting of shareholders at any time by a resolution adopted by an absolute majority of the votes cast which represents at least one-third of the issued capital.

The Articles of Association may be amended by a resolution adopted on a motion of the meeting of priority shareholders by a general meeting of shareholders at which at least half of the issued capital is represented. A resolution to amend the Articles of Association must in all cases be stated in the notice of meeting and a copy of the resolution must be deposited simultaneously at the company's offices for inspection. If the required capital is not represented at the meeting, a second general meeting of shareholders must be held within four weeks of that meeting, at which a resolution to amend the Articles of Association may be adopted irrespective of the capital represented.

The Annual General Meeting of Shareholders on 23 April 2009 extended, for the statutory maximum period of 18 months commencing on 23 April 2009, the authorisation which it had granted to the Board of Directors on 17 April 2008 to acquire own shares subject to the following conditions and with due observance of the law and the Articles of Association:

a the maximum number of shares which may be acquired is 10% of the issued share capital of the company;

b transactions must be executed at a price between the nominal value of the shares and 110% of the opening price quoted for the shares in the Official Price List (Officiële Prijscourant) of Euronext Amsterdam on the date of the transaction or, in the absence of such a price, the latest price quoted therein;

c transactions may be executed on the stock exchange or otherwise.

The Annual General Meeting of Shareholders on 23 April 2009 also extended, for a period of 18 months commencing on 23 April 2009, the authorisation which it had granted to the Board of Directors on 17 April 2008 to issue shares or grant rights to subscribe for shares, with due observance of the law and the Articles of Association. The authorisation is limited to 10% of the issued share capital of the company on the date of issue.

The Annual General Meeting of Shareholders on 23 April 2009 also extended, for a period of 18 months commencing on 23 April 2009, the authorisation which it had granted to the Board of Directors on 17 April 2008 to restrict or exclude shareholders' pre-emptive rights in relation to the issue of shares or the granting of rights to subscribe for shares, with due observance of the law and the Articles of Association.

There are no agreements under which Heineken Holding N.V. is liable to make any payment to members of the Board of Directors or employees on termination of employment following a public offer for all the shares.

Amsterdam, 22 February 2010

Board of Directors
Mr M. Das
Mrs C.L. de Carvalho-Heineken
Mr D.P. Hoyer
Mr K. Vuursteen

FINANCIAL STATEMENTS 2009

09

Heineken Holding N.V.

BALANCE SHEET OF HEINEKEN HOLDING N.V.

before appropriation of profit
in thousands of euros

		31 December **2009**	31 December 2008
Assets			
Financial fixed assets			
Participating interest in Heineken N.V.	note I	**2,682,618**	2,240,508
Current assets			
Cash	note II	**1**	1
		2,682,619	2,240,509

		31 December **2009**		31 December **2008**	
Equity and liabilities					
Shareholders' equity					
Issued capital:					
Priority shares		**1**		1	
Ordinary shares		**392,019**		392,019	
			392,020		392,020
Translation reserve			**–226,233**		–298,425
Hedging reserve			**–61,725**		–60,722
Fair value reserve			**50,030**		44,014
Other legal reserves			**338,230**		297,622
Retained earnings			**1,679,942**		1,761,265
Profit for the year			**510,354**		104,734
	note III		**2,682,618**		2,240,508
Current liabilities					
Other payables			**1**		1
			2,682,619		2,240,509

INCOME STATEMENT OF HEINEKEN HOLDING N.V.

in thousands of euros

		2009	2008
Share in result of participating interest in Heineken N.V. after income tax	note IV	**510,354**	104,734
Other revenues and expenses after income tax	note V	**–**	–
Profit		**510,354**	104,734

NOTES TO THE BALANCE SHEET AS AT 31 DECEMBER 2009 AND THE INCOME STATEMENT FOR 2009 OF HEINEKEN HOLDING N.V.

Reporting entity

Heineken Holding N.V. (the 'Company') is a company domiciled in the Netherlands.

Basis of preparation

The Company financial statements have been prepared in accordance with the provisions of Part 9 of Book 2 of the Dutch Civil Code. The Company uses the option of Section 362, subsection 8, of Book 2 of the Dutch Civil Code to prepare the Company financial statements on the basis of the same accounting principles as those applied for the consolidated financial statements. These consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU) and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code. Only IFRSs adopted by the EU have been applied in preparation of the consolidated financial statements. For a further description of these principles see the notes to the consolidated financial statements.

Heineken Holding N.V. presents a condensed income statement, using the exemption of Article 402 of Book 2 of the Dutch Civil Code.

The amounts disclosed in the notes to the balance sheet and income statement are in thousands of euros, unless otherwise indicated.

The financial statements have been prepared by the Board of Directors of the Company and authorised for issue on 22 February 2010 and will be submitted for adoption to the Annual General Meeting of Shareholders on 22 April 2010.

Significant accounting policies

Financial fixed assets

Participating interests, over which significant influence is exercised, are measured on basis of the equity method.

Shareholders' equity

The translation reserve and other legal reserves are previously formed under and still recognised in accordance with the Dutch Civil Code.

Profit of participating interests

The share in the result of participating interests consists of the share of the Company in the result of these participating interests.

note I PARTICIPATING INTEREST IN HEINEKEN N.V.

The interest of Heineken Holding N.V. in Heineken N.V. is 50.005% of the issued capital (being 50.133% (2008: 50.112%) of the outstanding capital following the purchase of own shares by Heineken N.V.). The nominal value of the Heineken N.V. shares held by the Company amounted to €392 million as at 31 December 2009 (€392 million as at 31 December 2008).

Valuation of the participating interest in Heineken N.V. is based on 50.133% of the shareholders' equity published by Heineken N.V. in its financial statements.

The market capitalisation of the participating interest in Heineken N.V. as at 31 December 2009 amounted to €8.2 billion (31 December 2008: €5.4 billion).

Balance as at 1 January 2008	2,706,691
50.112% of the profit of Heineken N.V.	104,734
Purchase/reissuance own shares by Heineken N.V. (including dilution effect)	– 4,749
Dividend payments received	– 181,309
Movements in translation reserve	– 301,674
Movements cash flow hedges	– 83,186
Movements fair value adjustments	– 5,512
Share-based payments by Heineken N.V.	5,513
Balance as at 31 December 2008	2,240,508
Balance as at 1 January 2009	2,240,508
50.133% of the profit of Heineken N.V.	510,354
Purchase/reissuance own shares by Heineken N.V. (including dilution effect)	– 5,905
Dividend payments received	– 144,557
Movements in translation reserve	72,192
Movements cash flow hedges	– 1,003
Movements fair value adjustments	6,016
Share-based payments by Heineken N.V.	5,013
Balance as at 31 December 2009	2,682,618

note II CASH

This item relates to the balances as at balance sheet date on a current account and a deposit account relating to the priority shares.

note III SHAREHOLDERS' EQUITY

	Issued capital	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Retained earnings	Profit for the year	Total equity[1]
Balance as at 1 January 2008	392,020	3,249	22,464	49,526	285,595	1,549,637	404,200	2,706,691
Other comprehensive income[2]	–	–301,674	–83,186	–5,512	–22,049	22,049	–	–390,372
Profit for the year	–	–	–	–	71,159	–71,159	104,734	104,734
Total comprehensive income	–	–301,674	–83,186	–5,512	49,110	–49,110	104,734	–285,638
Transfer to retained earnings	–	–	–	–	–37,083	441,283	–404,200	–
Dividends to shareholders	–	–	–	–	–	–181,309	–	–181,309
Purchase/reissuance own shares by Heineken N.V.	–	–	–	–	–	–4,749	–	–4,749
Share-based payments by Heineken N.V.	–	–	–	–	–	5,513	–	5,513
Balance as at 31 December 2008	392,020	–298,425	–60,722	44,014	297,622	1,761,265	104,734	2,240,508
Balance as at 1 January 2009	392,020	–298,425	–60,722	44,014	297,622	1,761,265	104,734	2,240,508
Other comprehensive income[2]	–	72,192	–1,003	6,016	3,008	–3,008	–	77,205
Profit for the year	–	–	–	–	75,200	–75,200	510,354	510,354
Total comprehensive income	–	72,192	–1,003	6,016	78,208	–78,208	510,354	587,559
Transfer to retained earnings	–	–	–	–	–37,600	142,334	–104,734	–
Dividends to shareholders	–	–	–	–	–	–144,557	–	–144,557
Purchase/reissuance own shares by Heineken N.V.	–	–	–	–	–	–5,905	–	–5,905
Share-based payments by Heineken N.V.	–	–	–	–	–	5,013	–	5,013
Balance as at 31 December 2009	392,020	–226,233	–61,725	50,030	338,230	1,679,942	510,354	2,682,618

[1] Total equity attributable to equity holders of Heineken Holding N.V.

[2] Net income recognised directly in equity is explained in the consolidated statement of income and expense.

For further explanation reference is made to note 22 to the consolidated financial statements.

note IV SHARE IN RESULT OF PARTICIPATING INTEREST IN HEINEKEN N.V. AFTER INCOME TAX

Included here is the share in the profit of Heineken N.V. for 2009, being 50.133% of €1,018 million (2008: 50.112% of €209 million).

note V OTHER REVENUES AND EXPENSES AFTER INCOME TAX

Expenses made to manage and provide services to Heineken N.V. amounting to €712 thousand (2008: €551 thousand) are reimbursed by Heineken N.V. to Heineken Holding N.V. in accordance with the management agreement.
The remuneration of the Board of Directors is disclosed in note 35 to the consolidated financial statements.

note VI AUDIT FEES

Other expenses in the consolidated financial statements include €11.7 million of fees in 2009 (2008: €14.5 million) for services provided by KPMG Accountants N.V. and its member firms and/or affiliates. Fees for audit services include the audit of the financial statements of Heineken Holding N.V. and its subsidiaries. Fees for other audit services include sustainability, subsidy and other audits. Fees for tax services include tax compliance and tax advice. Fees for other non-audit services include due diligence related to mergers and acquisitions, review of interim financial statements, agreed upon procedures and advisory services.

In millions of euros	KPMG Accountants N.V.		Other KPMG member firms and affiliates		Total	
	2009	2008	**2009**	2008	**2009**	2008
Audit of Heineken Holding N.V. and its subsidiaries	**2.0**	2.7	**5.5**	6.9	**7.5**	9.6
Other audit services	**0.4**	0.1	**0.4**	0.5	**0.8**	0.6
Tax services	**–**	–	**1.6**	1.4	**1.6**	1.4
Other non-audit services	**0.8**	0.7	**1.0**	2.2	**1.8**	2.9
	3.2	3.5	**8.5**	11.0	**11.7**	14.5

Amsterdam, 22 February 2010

Board of Directors
Mr M. Das
Mrs C.L. de Carvalho-Heineken
Mr D.P. Hoyer
Mr K. Vuursteen

CONSOLIDATED INCOME STATEMENT

in millions of euros

			2009		2008
Revenue	note 5		14,701		14,319
Other income	note 8		41		32
Raw materials, consumables and services	note 9	–9,650		–9,548	
Personnel expenses	note 10	–2,379		–2,415	
Amortisation, depreciation and impairments	note 11	–1,083		–1,206	
Total expenses			–13,112		–13,169
Results from operating activities			1,630		1,182
Interest income	note 12	90		91	
Interest expenses	note 12	–633		–469	
Other net finance expenses	note 12	214		–107	
Net finance expenses			–329		–485
Share of profit of associates and joint ventures and impairments thereof (net of income tax)	note 16		127		–102
Profit before income tax			1,428		595
Income tax expenses	note 13		–286		–248
Profit			1,142		347
Attributable to:					
Equity holders of Heineken Holding N.V. (net profit)			510		105
Minority interests in Heineken N.V.			508		104
Minority interests in Heineken N.V. group companies			124		138
Profit			1,142		347
Number of issued ordinary shares	note 23		245,011,848		245,011,848
Number of outstanding ordinary shares	note 23		245,011,848		245,011,848
Basic earnings per share (€)	note 23		2.08		0.43
Diluted earnings per share (€)	note 23		2.08		0.43

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

in millions of euros

			2009		2008
Profit			**1,142**		347
Other comprehensive income:					
Foreign currency translation differences for foreign operations	note 24	**112**		– 645	
Effective portion of change in fair value of cash flow hedge	note 24	**– 90**		– 105	
Effective portion of cash flow hedges transferred to the income statement	note 24	**88**		– 59	
Net change in fair value available-for-sale investments	note 24	**26**		– 12	
Net change in fair value available-for-sale investments transferred to the income statement	note 24	**– 12**		1	
Share of other comprehensive income of associates/joint ventures	note 24	**22**		– 3	
Other comprehensive income, net of tax	note 24		**146**		– 823
Total comprehensive income			**1,288**		– 476
Attributable to:					
Equity holders of Heineken Holding N.V.			**587**		– 285
Minority interests in Heineken N.V.			**585**		– 285
Minority interests in Heineken N.V. group companies			**116**		94
Total comprehensive income			**1,288**		– 476

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

in millions of euros

		31 December 2009		31 December 2008	
Assets					
Non-current assets					
Property, plant & equipment	note 14	**6,017**		6,314	
Intangible assets	note 15	**7,135**		7,030*	
Investments in associates and joint ventures		**1,427**		1,145	
Other investments	note 17	**568**		641	
Advances to customers		**319**		346	
Deferred tax assets	note 18	**561**		362*	
			16,027		15,838
Current assets					
Inventories	note 19	**1,010**		1,246	
Other investments	note 17	**15**		14	
Trade and other receivables	note 20	**2,310**		2,504	
Prepayments and accrued income		**189**		231	
Cash and cash equivalents	note 21	**520**		698	
Assets classified as held for sale	note 7	**109**		56	
			4,153		4,749
			20,180		20,587

* Comparatives have been adjusted due to the finalisation of the purchase price accounting of the Scottish & Newcastle acquisition (see note 6).

		31 December 2009		31 December 2008	
Equity					
Share capital		**392**		392	
Reserves		**100**		–17	
Retained earnings		**2,190**		1,866	
Equity attributable to equity holders of Heineken Holding N.V.			**2,682**		2,241
Minority interests in Heineken N.V.			**2,669**		2,230
Minority interests in Heineken N.V. group companies			**296**		281
			5,647		4,752
Liabilities					
Non-current liabilities					
Loans and borrowings	note 25	**7,401**		9,084	
Employee benefits	note 28	**634**		688	
Provisions	note 30	**356**		344	
Deferred tax liabilities	note 18	**786**		661*	
			9,177		10,777
Current liabilities					
Bank overdrafts	note 21	**156**		94	
Loans and borrowings	note 25	**1,145**		875	
Trade and other payables	note 31	**3,696**		3,846	
Tax liabilities		**132**		85	
Provisions	note 30	**162**		158	
Liabilities classified as held for sale	note 7	**65**		–	
			5,356		5,058
			14,533		15,835
			20,180		20,587

* Comparatives have been adjusted due to the finalisation of the purchase price accounting of the Scottish & Newcastle acquisition (see note 6).

CONSOLIDATED STATEMENT OF CASH FLOWS

in millions of euros

		2009		2008	
Operating activities					
Profit		**1,142**		347	
Adjustments for:					
Amortisation, depreciation and impairments	note 11	**1,083**		1,206	
Net interest (income)/expenses	note 12	**543**		378	
Gain on sale of property, plant & equipment, intangible assets and subsidiaries, joint ventures and associates	note 8	**– 41**		– 32	
Investment income and share of profit and impairments of associates and joint ventures		**– 138**		108	
Income tax expenses	note 13	**286**		248	
Other non-cash items		**1**		74	
Cash flow from operations before changes in working capital and provisions			**2,876**		2,329
Change in inventories		**202**		– 157	
Change in trade and other receivables		**337**		– 184	
Change in trade and other payables		**– 319**		294	
Total change in working capital			**220**		– 47
Change in provisions and employee benefits			**– 67**		– 114
Cash flow from operations			**3,029**		2,168
Interest paid and received		**– 467**		– 309	
Dividend received		**62**		52	
Income taxes paid		**– 245**		– 251	
Cash flow related to interest, dividend and income tax			**– 650**		– 508
Cash flow from operating activities			**2,379**		1,660

		2009		2008	
Investing activities					
Proceeds from sale of property, plant & equipment and intangible assets		**180**		93	
Purchase of property, plant & equipment	note 14	**–678**		–1,102	
Purchase of intangible assets	note 15	**–99**		–158	
Loans issued to customers and other investments		**–117**		–163	
Repayment on loans to customers		**76**		220	
Cash flow used in operational investing activities			**–638**		–1,110
Free operating cash flow			***1,741***		*550*
Acquisition of subsidiaries and minority interests, net of cash acquired	note 6	**–84**		–3,580	
Acquisition of associates, joint ventures and other investments		**–116**		–202	
Disposal of subsidiaries and minority interests, net of cash disposed of	note 6	**17**		68	
Disposal of associates, joint ventures and other investments		**34**		80	
Cash flow used for acquisitions and disposals			**–149**		–3,634
Cash flow used in investing activities			**–787**		–4,744
Financing activities					
Proceeds from loans and borrowings	note 25	**2,052**		6,361	
Repayment of loans and borrowings		**–3,411**		–2,532	
Dividends paid		**–392**		–485	
Purchase own shares and shares issued by Heineken N.V.		**–13**		–11	
Other		**–73**		–24	
Cash flow from/(used in) financing activities			**–1,837**		3,309
Net cash flow			**–245**		225
Cash and cash equivalents as at 1 January			**604**		309
Effect of movements in exchange rates			**5**		70
Cash and cash equivalents as at 31 December	note 21		**364**		604

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

in millions of euros

		Share capital	Translation reserve	Hedging reserve	Fair value reserve	Other legal reserves	Retained earnings	Equity*	Minority interests in Heineken N.V.	Minority interests in Heineken N.V. group companies	Total equity
Balance as at 1 January 2008		392	4	22	49	286	1,954	2,707	2,697	307	5,711
Other comprehensive income	note 24	–	–302	–83	–5	–22	22	–390	–389	–44	–823
Profit		–	–	–	–	71	34	105	104	138	347
Total comprehensive income		–	–302	–83	–5	49	56	–285	–285	94	–476
Transfer to retained earnings		–	–	–	–	–37	37	–	–	–	–
Dividends to shareholders		–	–	–	–	–	–182	–182	–181	–148	–511
Purchase/reissuance own/minority shares by Heineken N.V.		–	–	–	–	–	–5	–5	–6	–7	–18
Share-based payments by Heineken N.V.		–	–	–	–	–	6	6	5	–	11
Changes in consolidation		–	–	–	–	–	–	–	–	35	35
Balance as at 31 December 2008		392	–298	–61	44	298	1,866	2,241	2,230	281	4,752
Balance as at 1 January 2009		392	–298	–61	44	298	1,866	2,241	2,230	281	4,752
Other comprehensive income	note 24	–	72	–1	6	3	–3	77	77	–8	146
Profit		–	–	–	–	75	435	510	508	124	1,142
Total comprehensive income		–	72	–1	6	78	432	587	585	116	1,288
Transfer to retained earnings		–	–	–	–	–38	38	–	–	–	–
Dividends to shareholders		–	–	–	–	–	–145	–145	–144	–96	–385
Purchase/reissuance own/minority shares by Heineken N.V.		–	–	–	–	–	–6	–6	–7	–2	–15
Share-based payments by Heineken N.V.		–	–	–	–	–	5	5	5	–	10
Changes in consolidation		–	–	–	–	–	–	–	–	–3	–3
Balance as at 31 December 2009		392	–226	–62	50	338	2,190	2,682	2,669	296	5,647

* Equity attributable to equity holders of Heineken Holding N.V.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

note 1 REPORTING ENTITY

Heineken Holding N.V. (the 'Company') is a company domiciled in the Netherlands. The address of the Company's registered office is Tweede Weteringplantsoen 5, Amsterdam. The consolidated financial statements of the Company as at and for the year ended 31 December 2009 comprise Heineken Holding N.V., Heineken N.V., its subsidiaries (together referred to as 'Heineken' or the 'Group' and individually as 'Heineken' entities) and Heineken's interests in joint ventures and associates.

A summary of the main subsidiaries, joint ventures and associates is included in note 36 and 16 respectively.

Heineken is primarily involved in brewing and selling of beer.

note 2 BASIS OF PREPARATION

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union (EU) and also comply with the financial reporting requirements included in Part 9 of Book 2 of the Dutch Civil Code.

The Company presents a condensed income statement, using the facility of Article 402 of Book 2 of the Dutch Civil Code.

The consolidated financial statements have been prepared by the Board of Directors of the Company and authorised for issue on 22 February 2010 and will be submitted for adoption to the Annual General Meeting of Shareholders on 22 April 2010.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following assets and liabilities, that are measured at fair value:

- Available-for-sale investments
- Investments at fair value through profit and loss
- Derivative financial instruments
- Liabilities for equity-settled share-based payment arrangements
- Long-term interest-bearing liabilities on which fair value hedge accounting is applied

The methods used to measure fair values are discussed further in note 4.

(c) Functional and presentation currency

These consolidated financial statements are presented in euros, which is the Company's functional currency. All financial information presented in euros has been rounded to the nearest million unless stated otherwise.

(d) Use of estimates and judgements

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.

In particular, information about assumptions and estimation uncertainties and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are described in the following notes:

- Note 6 Acquisitions and disposals of subsidiaries and minority interests
- Note 15 Intangible assets
- Note 16 Investments in associates and joint ventures
- Note 17 Other investments
- Note 18 Deferred tax assets and liabilities
- Note 28 Employee benefits
- Note 29 Share-based payments – Long-Term Incentive Plan
- Note 30 Provisions
- Note 32 Financial risk management and financial instruments
- Note 34 Contingencies

note 3 SIGNIFICANT ACCOUNTING POLICIES

(a) General

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements and have been applied consistently by Heineken entities.

(b) Change in accounting policies

IAS 23 Borrowing costs

In respect of borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after 1 January 2009, borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset, are capitalised as part of the cost of that asset. Previously all borrowing costs were immediately recognised as an expense. This change in accounting policy was due to the adoption of IAS 23 Revised in accordance with the transitional provisions of that standard; comparative figures have not been restated. The change in accounting policy had no material impact on assets, profit or earnings per share for the year ended 31 December 2009.

Amendments to IAS 1 Presentation of financial statements

The revised IAS 1 constitutes a change on the presentation of the consolidated financial statements. The amendment introduces the statement of changes in equity as primary statement and introduces the term total comprehensive income, which represents changes in equity during a period other than those changes resulting from transactions with owners. Heineken provides total comprehensive income in an income statement and a separate statement of comprehensive income and this has been applied in these consolidated financial statements as of and for the year ended 31 December 2009. Comparative information has been re-presented in conformity with the revised standard. Since the amendments to IAS 1 only impacts presentation aspects, there is no impact on earnings per share.

Amendments to IFRS 7 Financial instruments – Disclosures

The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. This change in accounting policy only results in additional disclosures; there is no impact on earnings per share.

Other standards and interpretations
Other standards and interpretations effective from 1 January 2009 did not have a significant impact on Heineken.

(c) Basis of consolidation

(i) Subsidiaries
Subsidiaries are entities controlled by Heineken. Control exists when Heineken has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Accounting policies have been changed where necessary to ensure consistency with the policies adopted by Heineken.

(ii) Special Purpose Entities (SPEs)
An SPE is consolidated if, based on an evaluation of the substance of its relationship with Heineken and the SPE's risks and rewards, Heineken concludes that it controls the SPE. SPEs controlled by Heineken were established under terms that impose strict limitations on the decision-making powers of the SPE's management and that result in Heineken receiving the majority of the benefits related to the SPE's operations and net assets, being exposed to the majority of risks incident to the SPE's activities, and retaining the majority of the residual or ownership risks related to the SPE or its assets.

(iii) Investments in associates
Investments in associates are those entities in which Heineken has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Group holds between 20% and 50% of the voting power of another entity. The consolidated financial statements include Heineken's share of the income and expenses and equity movements of equity-accounted associates, from the date that significant influence commences until the date that significant influence ceases. When Heineken's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that Heineken has an obligation or has made a payment on behalf of the associate.

(iv) Joint ventures
Joint ventures (JVs) are those entities over whose activities Heineken has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions. The consolidated financial statements include Heineken's share of the income and expenses and equity movements of equity-accounted JVs, from the date that joint control commences until the date that joint control ceases. When Heineken's share of losses exceeds the carrying amount of the JV, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that Heineken has an obligation or has made a payment on behalf of the JV.

(v) Transactions eliminated on consolidation
Intra-Heineken balances and transactions, and any unrealised gains and losses or income and expenses arising from intra-Heineken transactions, are eliminated in preparing the consolidated financial statements. Unrealised gains arising from transactions with equity-accounted associates and JVs are eliminated against the investment to the extent of Heineken's interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(d) Foreign currency

(i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Heineken entities at the exchange rates on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the balance sheet date are retranslated to the functional currency at the exchange rate on that date. The foreign currency gain or loss arising on monetary items is the difference between amortised cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortised cost in foreign currency translated at the exchange rate at the end of the reporting period.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate on the date that the fair value was determined. Foreign currency differences arising on retranslation are recognised in the income statement, except for differences arising on the retranslation of available-for-sale (equity) investments and foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment, which are recognised in other comprehensive income.

Non-monetary assets and liabilities denominated in foreign currencies that are measured at cost remain translated into the functional currency at historical exchange rates.

(ii) Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated to euros at exchange rates on the balance sheet date. The revenue and expenses of foreign operations are translated to euros at exchange rates approximating the exchange rates ruling on the dates of the transactions.

Foreign currency differences are recognised in other comprehensive income and are presented within equity in the translation reserve. When a foreign operation is disposed of, in part or in full, the relevant amount in the translation reserve is transferred to the income statement. Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognised in other comprehensive income, and are presented within equity in the translation reserve.

The following exchange rates were used whilst preparing these consolidated financial statements (for most important countries in which Heineken has operations):

In euros	*Year-end*		*Average*	
	2009	2008	**2009**	2008
GBP	**1.1260**	1.0499	**1.1224**	1.2577
EGP	**0.1273**	0.1303	**0.1292**	0.1255
NGN	**0.0047**	0.0051	**0.0048**	0.0057
PLN	**0.2436**	0.2408	**0.2311**	0.2856
RUB	**0.0232**	0.0242	**0.0227**	0.0275
USD	**0.6942**	0.7185	**0.7170**	0.6832

(iii) Hedge of net investments in foreign operations
Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognised in other comprehensive income to the extent that the hedge is effective, and are presented within equity in the translation reserve. To the extent that the hedge is ineffective, such differences are recognised in the income statement. When the hedged part of a net investment is disposed of, the relevant amount in the translation reserve is transferred to the income statement as part of the profit or loss on disposal.

(e) Non-derivative financial instruments

(i) General
Non-derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables.

Non-derivative financial instruments are recognised initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition non-derivative financial instruments are measured as described subsequently.

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand and form an integral part of Heineken's cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Accounting policies for interest income, interest expenses and other net finance income and expenses are discussed in note 3t.

(ii) Held-to-maturity investments
If Heineken has the positive intent and ability to hold debt securities to maturity, they are classified as held-to-maturity. Debt securities are loans and long-term receivables and are measured at amortised cost using the effective interest method, less any impairment losses. Investments held-to-maturity are recognised or derecognised on the day they are transferred to or by Heineken.

(iii) Available-for-sale investments
Heineken's investments in equity securities and certain debt securities are classified as available-for-sale. Subsequent to initial recognition, they are measured at fair value and changes therein – other than impairment losses (see 3k*(i)*), and foreign currency differences on available-for-sale monetary items (see 3d*(i)*) – are recognised in other comprehensive income and presented within equity in the fair value reserve. When these investments are derecognised, the relevant cumulative gain or loss in the fair value reserve is transferred to the income statement. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in the income statement. Available-for-sale investments are recognised or derecognised by Heineken on the date it commits to purchase or sell the investments.

(iv) Investments at fair value through profit or loss
An investment is classified at fair value through profit or loss if it is held for trading or is designated as such upon initial recognition. Investments are designated at fair value through profit or loss if Heineken manages such investments and makes purchase and sale decisions based on their fair value in accordance with Heineken's documented risk management or investment strategy. Upon initial recognition, attributable transaction costs are recognised in the income statement when incurred.

Investments at fair value through profit or loss are measured at fair value, with changes therein recognised in the income statement as part of the other net finance income or expenses. Investments at fair value through profit and loss are recognised or derecognised by Heineken on the date it commits to purchase or sell the investments.

(v) Other
Other non-derivative financial instruments are measured at amortised cost using the effective interest method, less any impairment losses. Included in non-derivative financial instruments are advances to customers. Subsequently, the advances are amortised over the term of the contract as a reduction of revenue.

(f) Derivative financial instruments (including hedge accounting)

(i) General
Heineken uses derivatives in the ordinary course of business in order to manage market risks. Generally Heineken seeks to apply hedge accounting in order to minimise the effects of foreign currency fluctuations in the income statement.

Derivatives that can be used are interest rate swaps, forward rate agreements, caps and floors, commodity swaps, spot and forward exchange contracts and options. Transactions are entered into with a limited number of counterparties with strong credit ratings. Foreign currency, interest rate and commodity hedging operations are governed by internal policies and rules approved and monitored by the Executive Board of Heineken N.V.

Derivative financial instruments are recognised initially at fair value, with attributable transaction costs recognised in the income statement when incurred. Derivatives for which hedge accounting is not applied are accounted for as instruments at fair value through profit or loss. When derivatives qualify for hedge accounting, subsequent measurement is at fair value, and changes therein accounted for as described in 3d*(iii)*, 3f*(ii)* and 3f*(iii)*.

The fair value of interest rate swaps is the estimated amount that Heineken would receive or pay to terminate the swap on the balance sheet date, taking into account current interest rates.

(ii) Cash flow hedges
Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognised in other comprehensive income and presented in the hedging reserve within equity to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognised in the income statement.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, then hedge accounting is discontinued and the cumulative unrealised gain or loss previously recognised in other comprehensive income and presented in the hedging reserve in equity, is recognised in the income statement immediately, or when a hedging instrument is terminated, but the hedged transaction still is expected to occur, the cumulative gain or loss at that point remains in other comprehensive income and is recognised in accordance with the above-mentioned policy when the transaction occurs. When the hedged item is a non-financial asset, the amount recognised in other comprehensive income is transferred to the carrying amount of the asset when it is recognised. In other cases the amount recognised in other comprehensive income is transferred to the same line of the income statement in the same period that the hedged item affects the income statement.

(iii) Fair value hedges
Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognised in the income statement. The hedged item also is stated at fair value in respect of the risk being hedged; the gain or loss attributable to the hedged risk is recognised in the income statement and adjusts the carrying amount of the hedged item.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised to the income statement over the period to maturity.

(iv) Separable embedded derivatives
Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives are recognised immediately in the income statement.

(g) Share capital

(i) Ordinary shares
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

(ii) Repurchase of share capital (treasury shares)
When share capital recognised as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, is net of any tax effects, and is recognised as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the reserve for own shares. When treasury shares are sold or reissued subsequently, the amount received is recognised as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to or from retained earnings.

(iii) Dividends
Dividends are recognised as a liability in the period in which they are declared.

(h) Property, Plant and Equipment (P,P&E)

(i) Owned assets
Items of property, plant and equipment are measured at cost less government grants received (refer 3s), accumulated depreciation (refer *(iv)*) and accumulated impairment losses (refer 3k*(ii)*).

Cost comprises the initial purchase price increased with expenditures that are directly attributable to the acquisition of the asset (like transports and non-recoverable taxes). The cost of self-constructed assets includes the cost of materials and direct labour and any other costs directly attributable to bringing the asset to a working condition for its intended use (like an appropriate proportion of production overheads), and the costs of dismantling and removing the items and restoring the site on which they are located. Borrowing costs related to the acquisition or construction of qualifying assets are capitalised as part of the cost of that asset.

Spare parts that are acquired as part of an equipment purchase and only to be used in connection with this specific equipment are initially capitalised and amortised as part of the equipment.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Leased assets
Leases in terms of which Heineken assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition property, plant and equipment acquired by way of finance lease is measured at an amount equal to the lower of its fair value and the present value of

the minimum lease payments at inception of the lease. Lease payments are apportioned between the outstanding liability and finance charges so as to achieve a constant periodic rate of interest on the remaining balance of the liability.

Other leases are operating leases and are not recognised in Heineken's statement of financial position. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease. When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognised as an expense in the period in which termination takes place.

(iii) Subsequent expenditure

The cost of replacing a part of an item of property, plant and equipment is recognised in the carrying amount of the item or recognised as a separate asset, as appropriate, if it is probable that the future economic benefits embodied within the part will flow to Heineken and its cost can be measured reliably. The carrying amount of the replaced part is derecognised. The costs of the day-to-day servicing of property, plant and equipment are recognised in the income statement when incurred.

(iv) Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Land is not depreciated as it is deemed to have an infinite life. Depreciation on other property, plant and equipment is charged to the income statement on a straight-line basis over the estimated useful lives of items of property, plant and equipment, and major components that are accounted for separately, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Assets under construction are not depreciated. The estimated useful lives are as follows:

- Buildings 30-40 years
- Plant and equipment 10-30 years
- Other fixed assets 5-10 years

Where parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment.

The depreciation methods, residual value as well as the useful lives are reassessed, and adjusted if appropriate, at each financial year-end.

(v) Gains and losses on sale

Net gains on sale of items of property, plant and equipment are presented in the income statement as other income. Net losses on sale are included in depreciation. Net gains and losses are recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing management involvement with the property, plant and equipment.

(i) Intangible assets

(i) Goodwill

Goodwill arises on the acquisition of subsidiaries, associates and joint ventures and represents the excess of the cost of the acquisition over Heineken's interest in net fair value of the net identifiable assets, liabilities and contingent liabilities of the acquiree.

Goodwill on acquisitions of subsidiaries is included in 'intangible assets'. Goodwill arising on the acquisition of associates and joint ventures is included in the carrying amount of the associate, respectively the joint ventures. In respect of acquisitions prior to 1 October 2003, goodwill is included on the basis of deemed cost, being the amount recorded under previous accounting principles. Goodwill on acquisitions purchased before 1 January 2003 has been deducted from equity.

Goodwill arising on the acquisition of a minority interest in a subsidiary represents the excess of the cost of the additional investment over the carrying amount of the interest in the net assets acquired on the date of exchange.

Goodwill is measured at cost less accumulated impairment losses (refer 3k*(ii)*). Goodwill is allocated to individual or groups of cash-generating units for the purpose of impairment testing and is tested annually for impairment.

Negative goodwill is recognised directly in the income statement as other income.

(ii) Brands

Brands acquired, separately or as part of a business combination, are capitalised if they meet the definition of an intangible asset and the recognition criteria are satisfied. Brands acquired as part of a business combination are valued at fair value based on the royalty relief method. Brands acquired separately are measured at cost.

Strategic brands are well-known international/local brands with a strong market position and an established brand name. Strategic brands are amortised on an individual basis over the estimated useful life of the brand. Other brands are amortised on a portfolio basis per country.

(iii) Customer-related and contract-based intangibles

Customer-related and contract-based intangibles are capitalised if they meet the definition of an intangible asset and the recognition criteria are satisfied. If the amounts are not material these are included in the brand valuation. The relationship between brands and customer-related intangibles is carefully considered so that brands and customer-related intangibles are not both recognised on the basis of the same cash flows.

Customer-related and contract-based intangibles acquired as part of a business combination are valued at fair value. Customer-related and contract-based intangibles acquired separately are measured at cost.

Customer-related and contract-based intangibles are amortised over the period of the contractual arrangements or the remaining useful life of the customer relationships.

(iv) Software, research and development and other intangible assets

Purchased software is measured at cost less accumulated amortisation (refer *(vi)*) and impairment losses (refer 3k*(ii)*). Expenditure on internally developed software is capitalised when the expenditure qualifies as development activities, otherwise it is recognised in the income statement when incurred.

Expenditure on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, is recognised in the income statement when incurred.

Development activities involve a plan or design for the production of new or substantially improved products, software and processes. Development expenditure is capitalised only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and Heineken intends to and has sufficient resources to complete development and to use or sell the asset. The expenditure capitalised includes the cost of materials, direct labour and overhead costs that are directly attributable to preparing the asset for its intended use, and capitalised borrowing costs. Other development expenditure is recognised in the income statement when incurred.

Capitalised development expenditure is measured at cost less accumulated amortisation (refer *(vi)*) and accumulated impairment losses (refer 3k*(ii)*).

Other intangible assets that are acquired by Heineken are measured at cost less accumulated amortisation (refer *(vi)*) and impairment losses (refer 3k*(ii)*). Expenditure on internally generated goodwill and brands is recognised in the income statement when incurred.

(v) Subsequent expenditure
Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed when incurred.

(vi) Amortisation
Amortisation is calculated over the cost of the asset, or other amount substituted for cost, less its residual value. Intangible assets with a finite life are amortised on a straight-line basis over their estimated useful lives from the date they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives are as follows:

• Strategic brands	40-50 years
• Other brands	15-25 years
• Customer-related and contract-based intangibles	5-30 years
• Software	3-5 years
• Capitalised development costs	3 years

(vii) Gains and losses on sale
Net gains on sale of intangible assets are presented in the income statement as other income. Net losses on sale are included in amortisation. Net gains and losses are recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably, and there is no continuing management involvement with the intangible assets.

(j) Inventories

(i) General
Inventories are measured at the lower of cost and net realisable value. The cost of inventories is based on the weighted average cost formula, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

(ii) Finished products and work in progress
Finished products and work in progress are measured at manufacturing cost based on weighted averages and takes into account the production stage reached. Costs include an appropriate share of direct production overheads based on normal operating capacity.

(iii) Other inventories and spare parts
The cost of other inventories is based on weighted averages. Spare parts are valued at the lower of cost and net realisable value. Value reductions and usage of parts are charged to the income statement. Spare parts that are acquired as part of an equipment purchase and only to be used in connection with this specific equipment are initially capitalised and amortised as part of the equipment.

(k) Impairment

(i) Financial assets

A financial asset is assessed on each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its current fair value.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognised in the income statement. Any cumulative loss in respect of an available-for-sale financial asset recognised previously in other comprehensive income and presented in the fair value reserve in equity is transferred to the income statement.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognised. For financial assets measured at amortised cost and available-for-sale financial assets that are debt securities, the reversal is recognised in the income statement. For available-for-sale financial assets that are equity securities, the reversal is recognised in other comprehensive income.

(ii) Non-financial assets

The carrying amounts of Heineken's non-financial assets, other than inventories (refer 3j) and deferred tax assets (refer 3u), are reviewed on each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset's recoverable amount is estimated. For goodwill and intangible assets that are not yet available for use, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit is the higher of an asset's fair value less costs to sell and value in use. The recoverable amount of an asset or cash-generating unit is considered the value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the 'cash-generating unit').

For the purpose of impairment testing, goodwill acquired in a business combination, is allocated to each of the acquirer's cash-generating units, or groups of cash-generating units, that is expected to benefit from the synergies of the combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes. Goodwill is monitored on regional, subregional or country level depending on the characteristics of the acquisition, the synergies to be achieved and the level of integration.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. A cash-generating unit is the smallest identifiable asset group that generates cash flows that largely are independent from other assets and groups. Impairment losses are recognised in the income statement. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis. An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed on each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Goodwill that forms part of the carrying amount of an investment in an associate and joint venture is not recognised separately, and therefore is not tested for impairment separately. Instead, the entire amount of the investment in an associate and joint venture is tested for impairment as a single asset when there is objective evidence that the investment in an associate may be impaired.

(l) Non-current assets held for sale

Non-current assets (or disposal groups comprising assets and liabilities) that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. Immediately before classification as held for sale, the assets (or components of a disposal group) are remeasured in accordance with Heineken's accounting policies. Thereafter the assets (or disposal group) are measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group is first allocated to goodwill, and then to remaining assets and liabilities on pro rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets and employee benefit assets, which continue to be measured in accordance with Heineken's accounting policies. Impairment losses on initial classification as held for sale and subsequent gains or losses on remeasurement are recognised in the income statement. Gains are not recognised in excess of any cumulative impairment loss.

(m) Employee benefits

(i) Defined contribution plans

A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in the income statement in the periods during which services are rendered by employees. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available.

(ii) Defined benefit plans

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. Heineken's net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. Any unrecognised past service costs and the fair value of any plan assets are deducted. The discount rate is the yield on balance sheet date on AA-rated bonds that have maturity dates approximating the terms of Heineken's obligations and that are denominated in the same currency in which the benefits are expected to be paid.

The calculations are performed annually by qualified actuaries using the projected unit credit method. When the calculation results in a benefit to Heineken, the recognised asset is limited to the net total of any unrecognised actuarial gains and losses and any unrecognised past service costs and the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the Group if it is realisable during the life of the plan, or on settlement of the plan liabilities.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognised as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is recognised immediately in the income statement.

In respect of actuarial gains and losses that arise, Heineken applies the corridor method in calculating the obligation in respect of a plan. To the extent that any cumulative unrecognised actuarial gain or loss exceeds 10% of the greater of the present value of the defined benefit obligation and the fair value of plan assets, that portion is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognised.

(iii) Other long-term employee benefits

Heineken's net obligation in respect of long-term employee benefits, other than pension plans, is the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any related assets is deducted. The discount rate is the yield on balance sheet date on AA-rated bonds that have maturity dates approximating the terms of Heineken's obligations. The obligation is calculated using the projected unit credit method. Any actuarial gains and losses are recognised in the income statement in the period in which they arise.

(iv) Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. Termination benefits are recognised as an expense when Heineken is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing termination benefits as a result of an offer made to encourage voluntary redundancy. Termination benefits for voluntary redundancies are recognised if Heineken has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

Benefits falling due more than 12 months after the balance sheet date are discounted to their present value.

(v) Share-based payment plan (Long-Term Incentive Plan)

As from 1 January 2005 Heineken N.V. established a share plan for the Executive Board members of Heineken N.V. and as from 1 January 2006 also a share plan for senior management members was established (see note 29).

The grant date fair value of the share rights granted is recognised as personnel expenses with a corresponding increase in equity (equity-settled), over the period that the employees become unconditionally entitled to the share rights. The costs of the share plan for both the Executive Board and senior management members are spread evenly over the performance period.

On each balance sheet date, Heineken revises its estimates of the number of share rights that are expected to vest, only for the 75% internal performance conditions of the share plan of the senior management members. It recognises the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity. The fair value is measured on grant date using the Monte Carlo model taking into account the terms and conditions of the plan.

(vi) Short-term employee benefits
Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognised for the amount expected to be paid under short-term benefits if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

(n) Provisions

(i) General
A provision is recognised if, as a result of a past event, Heineken has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at the present value of the expenditures to be expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as part of the net finance expenses.

(ii) Restructuring
A provision for restructuring is recognised when Heineken has approved a detailed and formal restructuring plan, and the restructuring has either commenced or has been announced publicly. Future operating losses are not provided for. The provision includes the benefit commitments in connection with early retirement and redundancy schemes.

(iii) Onerous contracts
A provision for onerous contracts is recognised when the expected benefits to be derived by Heineken from a contract are lower than the unavoidable cost of meeting its obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, Heineken recognises any impairment loss on the assets associated with that contract.

(o) Loans and borrowings

Loans and borrowings are recognised initially at fair value, net of transaction costs incurred. Loans and borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method. Loans and borrowings included in a fair value hedge are stated at fair value in respect of the risk being hedged.

Loans and borrowings for which the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date, are classified as non-current liabilities.

(p) Revenue

(i) Products sold
Revenue from the sale of products in the ordinary course of business is measured at the fair value of the consideration received or receivable, net of sales tax, excise duties, returns, customer discounts and other sales-related discounts. Revenue from the sale of products is recognised in the income statement when the amount of revenue can be measured reliably, the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of products can be estimated reliably, and there is no continuing management involvement with the products.

(ii) Other revenue
Other revenues are proceeds from royalties, rental income, pub management services and technical services to third parties, net of sales tax. Royalties are recognised in the income statement on an accrual basis in accordance with the substance of the relevant agreement. Rental income and technical services are recognised in the income statement when the services have been delivered.

(q) Other income
Other income are gains from sale of property, plant and equipment, intangible assets and (interests in) subsidiaries, joint ventures and associates, net of sales tax. They are recognised in the income statement when ownership has been transferred to the buyer.

(r) Expenses

(i) Operating lease payments
Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense, over the term of the lease.

(ii) Finance lease payments
Minimum lease payments under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

(s) Government grants
Government grants are recognised at their fair value when it is reasonably assured that Heineken will comply with the conditions attaching to them and the grants will be received.

Government grants relating to property, plant and equipment are deducted from the carrying amount of the asset.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

(t) Interest income, interest expenses and other net finance income and expenses
Interest income and expenses are recognised as they accrue, using the effective interest method unless collectibility is in doubt.

Other net finance income comprises dividend income, gains on the disposal of available-for-sale investments, changes in the fair value of investments designated at fair value through profit or loss and held for trading investments and gains and losses on hedging instruments that are recognised in the income statement. Dividend income is recognised in the income statement on the date that Heineken's right to receive payment is established, which in the case of quoted securities is the ex-dividend date.

Other net finance expenses comprise unwinding of the discount on provisions, changes in the fair value of investments designated at fair value through profit or loss and held for trading investments, impairment losses recognised on investments, and gains or losses on hedging instruments that are recognised in the income statement.

Foreign currency gains and losses are reported on a net basis in the other net finance expenses.

(u) Income tax

Income tax comprises current and deferred tax. Current tax and deferred tax are recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity or in other comprehensive income.

Current tax is the expected income tax payable or receivable in respect of taxable profit or loss for the year, using tax rates enacted or substantially enacted on the balance sheet date, and any adjustment to income tax payable in respect of profits of previous years.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases.

Deferred tax assets and liabilities are not recognised for the following temporary differences: *(i)* the initial recognition of goodwill, *(ii)* the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, *(iii)* differences relating to investments in subsidiaries, joint ventures and associates resulting from translation of foreign operations and *(iv)* differences relating to investments in subsidiaries and joint ventures to the extent that Heineken is able to control the timing of the reversal of the temporary difference and they will probably not reverse in the foreseeable future.

Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously.

A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed on each balance sheet date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Deferred tax assets are recognised in respect of the carry-forward of unused tax losses and tax credits. When an entity has a history of recent losses, the entity recognises a deferred tax asset arising from unused tax losses or tax credits only to the extent that the entity has sufficient taxable temporary differences or there is convincing other evidence that sufficient taxable profit will be available against which the unused tax losses or unused tax credits can be utilised by the entity.

(v) Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share rights granted to employees.

(w) Cash flow statement

The cash flow statement is prepared using the indirect method. Changes in balance sheet items that have not resulted in cash flows such as translation differences, fair value changes, equity-settled share-based payments and other non-cash items, have been eliminated for the purpose of preparing this statement. Assets and liabilities acquired as part of a business combination are included in investing activities (net of cash acquired). Dividends paid to ordinary shareholders are included in financing activities. Dividends received are classified as operating activities. Interest paid is also included in operating activities.

(x) Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the Executive Board of Heineken N.V., who is considered to be chief operating decision maker. An operating segment is a component of Heineken that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of Heineken's other components. All operating segments' operating results are reviewed regularly by the Executive Board to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available.

Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

Segment results, assets and liabilities that are reported to the Executive Board of Heineken N.V. include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated result items comprise net finance expenses and income tax expenses. Unallocated assets comprise current other investments and cash call deposits.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

(y) Emission rights

Emission rights are related to the emission of CO_2, which relates to the production of energy. These rights are freely tradable. Bought emission rights and liabilities due to production of CO_2 are measured at cost, including any directly attributable expenditure. Emission rights received for free are also recorded at cost, i.e. with a zero value.

(z) Recently issued IFRS

(i) Standards effective in 2009 and reflected in these consolidated financial statements

- IAS 23 Revised Borrowing costs (effective from 1 January 2009). This amendment requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs is removed. IAS 23 revised constitutes a change in accounting policy for Heineken, refer to 3b.
- IAS 1 Revised Presentation of Financial Statements (effective from 1 January 2009). The amendment introduces the term total comprehensive income, which represents changes in equity during a period other than those changes resulting from transactions with owners. The revised IAS 1 constitutes a change on the presentation of the consolidated financial statements (refer to 3b). Heineken provides total comprehensive income in an income statement and a separate statement of comprehensive income.
- IFRS 7 Financial Instruments – Disclosures (amendment, effective 1 January 2009). The amendment requires enhanced disclosures about fair value measurement and liquidity risk. In particular, the amendment requires disclosure of fair value measurements by level of a fair value measurement hierarchy. This change in accounting policy only results in additional disclosures (refer 3b).
- IFRS 8 Operating Segments (effective from 1 January 2009). IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, 'Disclosures about segments of an enterprise and related information'. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. Based on the current internal reporting, this standard does not have an impact on the reportable segments and as such, does not represent a change in accounting policies.
- Other standards: other standards and interpretations effective from 1 January 2009 did not have a significant impact on Heineken.

(ii) New relevant standards and interpretations not yet adopted
The following new standards and interpretations to existing standards relevant to Heineken are not yet effective for the year ended 31 December 2009, and have not been applied in preparing these consolidated financial statements:

- IFRS 3 Revised Business Combinations (effective from 1 July 2009). This standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value on the acquisition date, with contingent payments classified as debt subsequently remeasured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. Furthermore, tax losses from previous acquisitions and recognised subsequent to the implementation of IFRS 3R will be recognised through the income statements instead as adjustment to goodwill. Heineken will apply IFRS 3R prospectively to all business combinations from 1 January 2010 and will have an impact on the consolidated financial statements as from then.
- IAS 27 (Amended) Consolidated and Separate Financial Statements (effective from 1 July 2009) requires accounting for changes in ownership interests by the Group in a subsidiary, while maintaining control, to be recognised as an equity transaction. When the Group loses control of a subsidiary, any interest retained in the former subsidiary will be measured at fair value with the gain or loss recognised in the income statement. Heineken will apply this standard prospectively as from 1 January 2010 and will have an impact on the consolidated financial statements as from then.
- IFRS 9 Financial Instruments is part of the IASB's wider project to replace IAS 39 'Financial Instruments: Recognition and Measurement'. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets, amortised cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. The standard is effective for annual periods beginning on or after 1 January 2013, but has not yet been endorsed by the EU. Heineken is in the process of evaluating the impact of the applicability of the new standard.

Note 4 DETERMINATION OF FAIR VALUES

(i) General
A number of Heineken's accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values or for the purpose of impairment testing is disclosed in the notes specific to that asset or liability.

(ii) Property, plant and equipment
The fair value of property, plant and equipment recognised as a result of a business combination is based on the quoted market prices for similar items when available and replacement cost when appropriate.

(iii) Intangible assets
The fair value of brands acquired in a business combination is based on the royalty relief method.
The fair value of customer relationships acquired in a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows. The fair value of other intangible assets is based on the discounted cash flows expected to be derived from the use and eventual sale of the assets.

(iv) Inventories
The fair value of inventories acquired in a business combination is determined based on its estimated selling price in the ordinary course of business less the estimated costs of completion and sale, and a reasonable profit margin based on the effort required to complete and sell the inventories.

(v) Investments in equity and debt securities
The fair value of financial assets at fair value through profit or loss, held-to-maturity investments and available-for-sale financial assets is determined by reference to their quoted closing bid price on the reporting date. The fair value of held-to-maturity investments is determined for disclosure purposes only.

In case the quoted price does not exist on the date of exchange or in case the quoted price exists on the date of exchange but was not used as the cost, the investments are valued indirectly based on discounted cash flow models.

(vi) Trade and other receivables
The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest on the reporting date. This fair value is determined for disclosure purposes.

(vii) Derivative financial instruments
The fair value of forward exchange contracts is based on their listed market price, if available. If a listed market price is not available, then fair value is in general estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract using a risk-free interest rate (based on inter-bank interest rates). The fair value of interest rate swaps is estimated by discounting the difference between cash flows resulting from the contractual interest rates of both legs of the transaction, taking into account current interest rates and the current creditworthiness of the swap counterparties.

Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Group entity and counterparty when appropriate.

(viii) Non-derivative financial instruments
Fair value, which is determined for disclosure purposes or when fair value hedge accounting is applied, is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest on the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

Note 5 OPERATING SEGMENTS

Heineken distinguishes the following six reportable segments:
- Western Europe
- Central and Eastern Europe
- The Americas
- Africa and the Middle East
- Asia Pacific
- Heineken N.V. Head Office/eliminations

These six reportable segments are the Group's business regions. These business regions are each managed separately by a regional president. The regional president is directly accountable for the functioning of the segment's assets, liabilities and results of the region and maintains regular contact with the Executive Board of Heineken N.V. (the chief operating decision maker) to discuss operating activities, regional forecasts and regional results. For each of the six reportable segments, the Executive Board of Heineken N.V. reviews internal management reports on a monthly basis.

Information regarding the results of each reportable segment is included in the table on the next page. Performance is measured based on EBIT (beia), as included in the internal management reports that are reviewed by the Executive Board of Heineken N.V. EBIT (beia) is defined as earnings before interest and taxes and net finance expenses, before exceptional items and amortisation of brands and customer relationships. Exceptional items are defined as items of income and expense of such size, nature or incidence, that in view of management their disclosure is relevant to explain the performance of Heineken for the period. EBIT and EBIT (beia) are not financial measures calculated in accordance with IFRS. EBIT (beia) is used to measure performance as management believes that this measurement is the most relevant in evaluating the results of these regions.

Heineken has multiple distribution models to deliver goods to end customers. There is no reliance on major clients. Deliveries to end consumers are carried out in some countries via own wholesalers or own pubs, in other markets directly and in some others via third parties. As such, distribution models are country specific and on consolidated level diverse. In addition, these various distribution models are not centrally managed or monitored. Consequently, the Executive Board of Heineken N.V. is not allocating resources and assessing the performance based on business type information and therefore no segment information is provided on business type.

Inter-segment pricing is determined on an arm's length basis. As net finance expenses and income tax expenses are monitored on a consolidated level (and not on an individual regional basis) and regional presidents are not accountable for that, net finance expenses and income tax expenses are not provided per reportable segment.

Information about reportable segments		Western Europe		Central and Eastern Europe		The Americas	
		2009	2008	**2009**	2008	**2009**	2008
Revenue							
Third-party revenue*		**7,775**	6,979	**3,183**	3,671	**1,540**	1,566
Interregional revenue		**657**	682	**17**	16	**1**	–
Total revenue		**8,432**	7,661	**3,200**	3,687	**1,541**	1,566
Other income		**28**	16	**11**	5	**–**	1
Results from operating activities		**504**	505	**329**	98	**204**	163
Net finance expenses							
Share of profit of associates and joint ventures and impairments thereof		**– 2**	4	**18**	13	**69**	43
Income tax expenses							
Profit							
Attributable to:							
Equity holders of Heineken Holding N.V. (net profit)							
Minority interests in Heineken N.V.							
Minority interests in Heineken N.V. group companies							
EBIT reconciliation							
EBIT		**502**	509	**347**	111	**273**	206
eia		**290**	266	**42**	289	**–**	4
EBIT (beia)	note 27	**792**	775	**389**	400	**273**	210

* Includes other revenue of €432 million in 2009 and €360 million in 2008.

Africa and the Middle East		Asia Pacific		Heineken N.V. Head Office / eliminations		Consolidated	
2009	2008	**2009**	2008	**2009**	2008	**2009**	2008
1,807	1,764	**301**	279	**95**	60	**14,701**	14,319
10	10	**4**	–	**–689**	–708	**–**	–
1,817	1,774	**305**	279	**–594**	–648	**14,701**	14,319
2	10	**–**	–	**–**	–	**41**	32
470	442	**72**	46	**51**	–72	**1,630**	1,182
						–329	–485
15	20	**31**	–182	**–4**	–	**127**	–102
						–286	–248
						1,142	347
						510	105
						508	104
						124	138
						1,142	347
485	462	**103**	–136	**47**	–72	**1,757**	1,080
–	1	**–**	201	**6**	91	**338**	852
485	463	**103**	65	**53**	19	**2,095**	1,932

Information about reportable segments (continued)

	Western Europe		Central and Eastern Europe		The Americas	
	2009	2008	**2009**	2008	**2009**	2008
Beer volumes						
Consolidated volume	**47,151**	44,245	**46,165**	50,527	**9,430**	10,329
Joint ventures' volume	**–**	–	**8,909**	10,775	**8,988**	8,803
Licences	**243**	345	**–**	–	**339**	255
Group volume	**47,394**	44,590	**55,074**	61,302	**18,757**	19,387
Segment assets	**11,047**	11,143 *	**4,826**	5,066	**834**	1,058
Investment in associates and joint ventures	**26**	29	**143**	123	**565**	450
Total segment assets	**11,073**	11,172	**4,969**	5,189	**1,399**	1,508
Unallocated assets						
Total assets						
Total equity						
Segment liabilities	**3,355**	3,635	**1,153**	1,128	**123**	107
Unallocated liabilities						
Total equity and liabilities						
Purchase of property, plant & equipment	**291**	447	**216**	335	**13**	19
Acquisition of goodwill	**16**	3,395 *	**–**	232	**5**	303
Purchases of intangible assets	**31**	10	**20**	18	**1**	108
Depreciation of property, plant & equipment	**401**	365	**244**	259	**15**	17
Impairment and reversal of impairment of property, plant & equipment	**108**	79	**51**	–1	**–**	–
Amortisation intangible assets	**89**	70	**21**	20	**12**	13
Impairment intangible assets	**21**	–	**4**	275	**–**	–

* Comparatives have been adjusted due to the finalisation of the purchase price accounting of the Scottish & Newcastle acquisition (see note 6).

Africa and the Middle East		Asia Pacific		Heineken N.V. Head Office / eliminations		Consolidated	
2009	2008	**2009**	2008	**2009**	2008	**2009**	2008
19,820	18,076	**2,681**	2,644	–	–	**125,247**	125,821
2,228	2,186	**10,897**	11,039	–	–	**31,022**	32,803
1,413	1,316	**805**	949	–	–	**2,800**	2,865
23,461	21,578	**14,383**	14,632	–	–	**159,069**	161,489
1,673	1,716	**185**	171	**–414**	–241	**18,151**	18,913 *
226	164	**472**	379	**–5**	–	**1,427**	1,145
1,899	1,880	**657**	550	**–419**	–241	**19,578**	20,058
						602	529 *
						20,180	20,587
						5,647	4,752
466	640	**107**	70	**571**	203	**5,775**	5,783
						8,758	10,052 *
						20,180	20,587
139	251	**10**	10	**9**	40	**678**	1,102
13	149	–	–	–	–	**34**	4,079 *
1	4	–	–	**46**	18	**99**	158
84	79	**10**	7	**14**	14	**768**	741
2	2	–	–	**2**	4	**163**	84
2	1	–	–	**3**	2	**127**	106
–	–	–	–	–	–	**25**	275

note 6 ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES AND MINORITY INTERESTS

Acquisitions and disposals 2009

During 2009, four minor acquisitions occurred within the UK, Nigeria and Egypt. Total goodwill on these acquisitions amounts to €34 million. These acquisitions individually are deemed immaterial in respect of IFRS disclosure requirements.

Disposals are related to a few minor disposals in Western Europe.

Total acquisitions and disposals had the following effect on Heineken's assets and liabilities on acquisition date:

		Pre-acquisition carrying amounts	Fair value adjustments	Total acquisitions	Total disposals
Property, plant & equipment	note 14	123	9	132	–27
Intangible assets	note 15	36	–	36	–
Investments in associates and joint ventures		1	–	1	–2
Inventories		1	–	1	–
Trade and other receivables		1	–	1	8
Prepayments and accrued income		1	–	1	–
Cash and cash equivalents		1	–	1	–1
Minority interests		3	–	3	–
Loans and borrowings		–91	–	–91	–
Employee benefits		–	–1	–1	1
Deferred tax liabilities	note 18	–	–6	–6	–
Provisions	note 30	–	–1	–1	–
Bank overdrafts		–1	–	–1	–
Current liabilities		–19	–7	–26	3
Net identifiable assets and liabilities		56	–6	50	–18
Goodwill on acquisitions	note 15			34	–
Consideration paid/(received), satisfied in cash				84	–18
Net bank overdrafts acquired/ net bank overdrafts disposed of				–	1
Net cash outflow/(inflow)				84	–17

The fair values of assets and liabilities of the 2009 acquisitions have been determined on a provisional basis, and will be completed in 2010.

The newly acquired entity in the UK has been fully integrated in the Western European region. Goodwill on this acquisition has been allocated to the Western European region for the purpose of impairment testing in line with the operational responsibility.

In respect of the newly acquired entity in Egypt and Nigeria, the goodwill has been allocated to the individual country. Although synergies are achieved on a regional basis these entities are less integrated in the region and therefore goodwill is monitored on an individual country basis.

The contribution in 2009 of the acquisitions to results from operating activities and to revenue was immaterial. If the acquisitions had occurred on 1 January 2009, management estimates that consolidated results from operating activities and consolidated revenue would not have been materially different.

Provisional accounting Scottish & Newcastle acquisition in 2008

In the consolidated financial statements as at and for the year ended 2008, the fair values of assets and liabilities of the acquisition of Scottish & Newcastle (S&N) were determined on a provisional basis.

The purchase price adjustments of S&N have been finalised (except for agreement on the settlement of the net debt of S&N with the consortium partner Carlsberg A/S, see note 34 Contingencies) with some changes compared to the provisional values. The main change concerns an increase in the deferred tax assets of €103 million and an increase of the deferred tax liabilities of €24 million, with a corresponding net decrease in goodwill of €79 million due to the fact that S&N received certainty that part of the pre-acquisition losses will be available for utilisation in the future, which can be offset against deferred tax liabilities already included in the opening balance. The comparatives in the statement of financial position and the related notes (notes 15 and 18) have been adjusted in accordance with IFRS 3.

Provisional accounting other acquisitions in 2008

For the other acquisitions in 2008 (Rechitsapivo, Drinks Union, Central Europe Beverages, United Serbian Breweries, Bere Mures, Sierra Leone, Tango and SNBG), the purchase price adjustments have been finalised without significant changes.

note 7 ASSETS (OR DISPOSAL GROUPS) CLASSIFIED AS HELD FOR SALE

On 7 December 2009, Heineken signed agreements to sell its entire shareholding in Grande Brasserie de Nouvelle Calédonie S.A. (GBNC) and a significant part of its shareholding in P.T. Multi Bintang Indonesia Tbk (MBI) to Asia Pacific Breweries Ltd. (APB) as part of Heineken's strategic realignment of its interest in the Asia Pacific region. Heineken's interest in the Bintang brand will also be transferred to APB.
The transaction was completed on 10 February 2010. These subsidiaries have been deconsolidated and are classified as a disposal group held for sale as at 31 December 2009.

Other assets classified as held for sale represent land and buildings following the commitment of Heineken to a plan to sell certain land and buildings. During 2009, part of the assets classified as held for sale were sold. Efforts to sell the remaining assets have commenced and are expected to be completed during 2010.

		2009		2008
Assets classified as held for sale				
Current assets	**39**		56	
Non-current assets	**70**		–	
		109		56
Current liabilities	**57**		–	
Non-current liabilities	**8**		–	
		65		–

note 8 OTHER INCOME

		2009		2008
Net gain on sale of property, plant & equipment	**39**		32	
Net gain on sale of subsidiaries, joint ventures and associates	**2**		–	
		41		32

note 9 RAW MATERIALS, CONSUMABLES AND SERVICES

		2009		2008
Raw materials	**1,140**		1,230	
Non-returnable packaging	**1,739**		1,782	
Goods for resale	**2,253**		2,158	
Inventory movements	**–5**		–154	
Marketing and selling expenses	**1,664**		1,671	
Transport expenses	**934**		988	
Energy and water	**319**		349	
Repair and maintenance	**299**		295	
Loss on disposals of subsidiaries	**–**		16	
Other expenses	**1,307**		1,213	
		9,650		9,548

Other expenses include rentals of €184 million, consultant expenses of €158 million, telecom and office automation of €145 million and other fixed expenses of €820 million.

note 10 PERSONNEL EXPENSES

		2009		2008	
Wages and salaries		**1,554**		1,519	
Compulsory social security contributions		**287**		279	
Contributions to defined contribution plans		**17**		10	
Expenses related to defined benefit plans	note 28	**107**		78	
Increase in other long-term employee benefits		**7**		3	
Equity-settled share-based payment plan	note 29	**10**		11	
Other personnel expenses		**397**		515	
			2,379		2,415

The decrease in other personnel expenses is mainly due to lower amounts paid for restructurings compared to 2008.

	2009		2008*	
Average number of employees during the year				
Netherlands	**3,938**		4,176	
Other Western Europe	**17,557**		18,598	
Central and Eastern Europe	**20,253**		22,186	
The Americas	**1,698**		1,778	
Africa and the Middle East	**10,882**		10,719	
Asia Pacific	**973**		996	
		55,301		58,453

* Due to a change in definitions, the 2008 figures have been adjusted.

note 11 AMORTISATION, DEPRECIATION AND IMPAIRMENTS

			2009		2008
Property, plant & equipment	note 14	**931**		825	
Intangible assets	note 15	**152**		381	
			1,083		1,206

note 12 NET FINANCE EXPENSES

	2009		2008	
Recognised in the income statement				
Interest income on unimpaired loans and held-to-maturity investments	8		7	
Interest income on available-for-sale investments	1		1	
Interest income on cash and cash equivalents	81		83	
Interest income		90		91
Interest expenses		−633		−469
Dividend income on available-for-sale investments	1		9	
Dividend income on investments held for trading	10		–	
Net gain/(loss) on disposal of available-for-sale investments	12		−1	
Net loss on disposal of investments held for trading	–		−1	
Net change in fair value of derivatives	−7		−55	
Net foreign exchange loss	−47		−45	
Impairment losses on held-to-maturity investments	–		−1	
Unwinding discount on provisions	−3		−11	
Other net financial income/(expenses)	248		−2	
Other net finance income/(expenses)		214		−107
		−329		−485

	2009		2008	
Recognised in other comprehensive income				
Foreign currency translation differences for foreign operations	**112**		–645	
Effective portion of changes in fair value of cash flow hedges	**–90**		–105	
Effective portion of cash flow hedges transferred to the income statement	**88**		–59	
Net change in fair value of available-for-sale investments	**26**		–12	
Net change in fair value available-for-sale investments transferred to the income statement	**–12**		1	
Share of other comprehensive income of associates/joint ventures	**22**		–3	
		146		–823
Recognised in:				
Fair value reserve	**12**		–11	
Hedging reserve	**–2**		–167	
Translation reserve	**136**		–645	
		146		–823

In the other net finance expenses a total (net) book gain of €248 million on the purchase of Globe debt (Scottish & Newcastle Pub Enterprises) is included. Please refer to note 25 for a full overview of the effects of the repurchase of Globe debt. The increase of the impact of foreign currency translation differences for foreign operations in other comprehensive income is mainly due to the impact of revaluation of the British pound on the net assets and goodwill measured in British pounds of total €145 million. Remaining impact is related to devaluation of the Russian ruble, Belarussian ruble, Nigerian naira and US dollar, partly offset by the appreciation of the Chilean peso.

note 13 INCOME TAX EXPENSE

	2009		2008	
Recognised in the income statement				
Current tax expense				
Current year	**360**		352	
Under/(over) provided in prior years	**8**		– 25	
		368		327
Deferred tax expense				
Origination and reversal of temporary differences	**– 84**		1	
Previously unrecognised deductible temporary differences	**–**		– 1	
Changes in tax rate	**–**		– 2	
Utilisation/(benefit) of tax losses recognised	**10**		– 78	
Under/(over) provided in prior years	**– 8**		1	
		– 82		– 79
		286		248

	2009		2008	
Reconciliation of the effective tax rate				
Profit before income tax	**1,428**		595	
Share of net profit of associates and joint ventures and impairments thereof	**– 127**		102	
Profit before income tax excluding share of profit of associates and joint ventures (inclusive impairments thereof)		**1,301**		697

	%	**2009**	%	2008
Income tax using the Company's domestic tax rate	**25.5**	**332**	25.5	178
Effect of tax rates in foreign jurisdictions	**1.6**	**21**	2.3	16
Effect of non-deductible expenses	**2.8**	**36**	16.9	118
Effect of tax incentives and exempt income	**– 8.2**	**– 107**	– 9.2	– 64
Recognition of previously unrecognised temporary differences	**– 0.1**	**– 1**	– 0.1	– 1
Utilisation or recognition of previously unrecognised tax losses	**– 0.5**	**– 7**	– 0.3	– 2
Unrecognised current year tax losses	**0.9**	**12**	3.3	23
Effect of changes in tax rate	**–**	**–**	– 0.3	– 2
Withholding taxes	**1.2**	**16**	1.9	13
Under/(over) provided in prior years	**–**	**–**	– 3.4	– 24
Other reconciling items	**– 1.2**	**– 16**	– 1.0	– 7
	22.0	**286**	35.6	248

The effective tax rate of the Company improved significantly in 2009. The rate dropped from 35.6% to 22%. In 2008 the tax effect relating to the €275 million impairment on the goodwill of Russia was included, as non-deductible expenses, whilst in 2009 the book gain on the purchase of the Globe Bonds (see notes 12 and 25) is included, as exempt income.

		2009		2008
Income tax recognised in other comprehensive income				
Changes in fair value	**2**		4	
Changes in hedging reserve	**– 4**		57	
note 18		**– 2**		61

note 14 PROPERTY, PLANT AND EQUIPMENT

Cost property, plant & equipment		Land and buildings	Plant and equipment	Other fixed assets	Property, plant & equipment under construction	Total
Balance as at 1 January 2008		2,498	4,615	2,994	432	10,539
Changes in consolidation		887	333	326	86	1,632
Purchases		117	218	357	410	1,102
Transfer of completed projects under construction		74	250	101	– 425	–
Transfer from/(to) assets classified as held for sale		–	13	–	– 11	2
Disposals		– 61	– 117	– 219	–	– 397
Effect of movements in exchange rates		– 134	– 143	– 100	– 35	– 412
Balance as at 31 December 2008		3,381	5,169	3,459	457	12,466
Balance as at 1 January 2009		3,381	5,169	3,459	457	12,466
Changes in consolidation	note 6	15	91	– 9	3	100
Purchases		45	110	232	291	678
Transfer of completed projects under construction		89	199	78	– 366	–
Transfer from/(to) assets classified as held for sale		19	– 39	– 39	– 3	– 62
Disposals		– 94	– 122	– 204	– 68	– 488
Effect of movements in exchange rates		5	– 71	1	1	– 64
Balance as at 31 December 2009		3,460	5,337	3,518	315	12,630

Depreciation and impairment losses property, plant & equipment		Land and buildings	Plant and equipment	Other fixed assets	Property, plant & equipment under construction	Total
Balance as at 1 January 2008		–1,221	–2,619	–2,026	–	–5,866
Changes in consolidation		28	49	11	–	88
Depreciation charge for the year	note 11	–81	–277	–383	–	–741
Impairment losses	note 11	–55	–31	–4	–	–90
Reversal impairment losses	note 11	2	3	1	–	6
Transfer to/(from) assets classified as held for sale		–2	–2	–	–	–4
Disposals		34	101	199	–	334
Effect of movements in exchange rates		13	56	52	–	121
Balance as at 31 December 2008		–1,282	–2,720	–2,150	–	–6,152
Balance as at 1 January 2009		–1,282	–2,720	–2,150	–	–6,152
Changes in consolidation	note 6	2	–	3	–	5
Depreciation charge for the year	note 11	–117	–286	–365	–	–768
Impairment losses	note 11	–81	–95	–5	–	–181
Reversal impairment losses	note 11	1	16	1	–	18
Transfer to/(from) assets classified as held for sale		8	22	19	–	49
Disposals		62	169	166	–	397
Effect of movements in exchange rates		2	19	–2	–	19
Balance as at 31 December 2009		–1,405	–2,875	–2,333	–	–6,613
Carrying amount						
As at 1 January 2008		1,277	1,996	968	432	4,673
As at 31 December 2008		2,099	2,449	1,309	457	6,314
As at 1 January 2009		2,099	2,449	1,309	457	6,314
As at 31 December 2009		2,055	2,462	1,185	315	6,017

Impairment losses

In 2009 a total impairment loss of €181 million (2008: €90 million) was charged to the income statement. These impairment losses include €67 million of impairments of pubs in the UK. These impairments were triggered by a persisting market decline in the pub market and was determined by making use of market multiples. The remaining impairments mainly relate to restructurings in France, Finland, Ireland, Russia and Romania.

Security to authorities

Property, plant and equipment totalling €27 million (2008: €70 million) has been pledged to the authorities in a number of countries as security for the payment of taxation, particularly excise duties on beers, non-alcoholic beverages and spirits and import duties.

Property, plant and equipment under construction

Property, plant and equipment under construction mainly relates to expansion of the brewing capacity in the Netherlands, UK, Russia and Poland.

During 2009 no borrowing costs were capitalised (refer to the change in accounting policies, note 3b).

note 15 INTANGIBLE ASSETS

		Goodwill*	Brands	Customer-related and contract-based intangibles	Software, research and development and other	Total*
Cost						
Balance as at 1 January 2008		1,896	237	–	162	2,295
Changes in consolidation		4,079	1,239	327	41	5,686
Purchases/internally developed		–	1	108	49	158
Disposals		–	–1	–	–4	–5
Effect of movements in exchange rates		–371	–144	–16	–23	–554
Balance as at 31 December 2008		5,604	1,332	419	225	7,580
Balance as at 1 January 2009		5,604	1,332	419	225	7,580
Changes in consolidation	note 6	34	4	31	1	70
Purchases/internally developed		–	9	19	71	99
Disposals		–	–7	–	–47	–54
Transfers to assets held for sale		–	–	–	–2	–2
Effect of movements in exchange rates		75	44	6	11	136
Balance as at 31 December 2009		5,713	1,382	475	259	7,829

* The opening balance of goodwill has been adjusted with –€79 million due to the finalisation of the purchase price accounting of the Scottish & Newcastle acquisition (see note 6).

		Goodwill*	Brands	Customer-related and contract-based intangibles	Software, research and development and other	Total*
Amortisation and impairment losses						
Balance as at 1 January 2008		–14	–41	–	–130	–185
Amortisation charge for the year	note 11	–	–30	–42	–34	–106
Impairment losses	note 11	–275	–	–	–	–275
Disposals		–	–	–	4	4
Effect of movements in exchange rates		–1	3	2	8	12
Balance as at 31 December 2008		–290	–68	–40	–152	–550
Balance as at 1 January 2009		–290	–68	–40	–152	–550
Amortisation charge for the year	note 11	–	–36	–61	–30	–127
Impairment losses	note 11	–1	–4	–20	–	–25
Disposals		–1	–	–	5	4
Transfers to assets held for sale		–	–	–	2	2
Effect of movements in exchange rates		12	–	–3	–7	2
Balance as at 31 December 2009		–280	–108	–124	–182	–694
Carrying amount						
As at 1 January 2008		1,882	196	–	32	2,110
As at 31 December 2008		5,314	1,264	379	73	7,030
As at 1 January 2009		5,314	1,264	379	73	7,030
As at 31 December 2009		5,433	1,274	351	77	7,135

* The opening balance of goodwill has been adjusted with –€79 million due to the finalisation of the purchase price accounting of the Scottish & Newcastle acquisition (see note 6).

Brands and customer-related/contract-based intangibles

The main brands capitalised are the brands acquired in 2008: Fosters, Strongbow and Sagres. The main customer-related and contract-based intangibles were acquired in 2008 and are related to customer relationships with pubs or retailers in the UK, Finland and Portugal (constituting either by way of a contractual agreement or by way of non-contractual relations) and the licence agreement with FEMSA Cerveza (extended in 2008 for 10 years).

Of the total amortisation charge of €61 million (2008: €42 million) for customer-related and contract-based intangibles €43 million (2008: €33 million) is related to customer-related intangibles and €18 million (2008: €9 million) to contract-based intangibles.

Capitalised borrowing costs

During 2009 no borrowing costs were capitalised (refer to the change in accounting policies, note 3b).

Impairment tests for cash-generating units containing goodwill

The aggregate carrying amounts of goodwill allocated to each cash-generating unit are as follows:

	2009		2008	
Western Europe	**3,282**		3,141	
Central and Eastern Europe (excluding Russia)	**1,467**		1,479	
Russia	**99**		104	
The Americas	**349**		356	
Africa and the Middle East	**236**		234	
		5,433		5,314

Goodwill in respect of Western Europe, Central and Eastern Europe (excluding Russia) and the Americas is monitored on a regional basis for the purpose of impairment testing. In respect of operating companies that are less integrated in the other regions and Russia, goodwill is monitored on an individual country basis. Throughout the year total goodwill mainly increased due to net foreign currency gains.

Goodwill is tested for impairments annually. The recoverable amounts of the cash-generating units are based on value in use calculations. Value in use was determined by discounting the future pre-tax cash flows generated from the continuing use of the unit using a pre-tax discount rate.
The key assumptions used for the value in use calculations are as follows:

- Cash flows were projected based on actual operating results and the three-year business plan. Cash flows for a further seven-year period were extrapolated using expected annual per country volume growth rates, which are based on external sources. Management believes that this forecasted period is justified due to the long-term nature of the beer business and past experiences.
- The beer price growth per year after the first three-year period is assumed to be at specific per country expected annual long-term inflation, based on external sources.
- Cash flows after the first ten-year period were extrapolated using expected annual long-term inflation, based on external sources, in order to calculate the terminal recoverable amount.
- A per cash-generating unit specific pre-tax Weighted Average Cost of Capital (WACC) was applied in determining the recoverable amount of the units. The WACC's used are presented in the table below, accompanied by the expected volume growth rates and the expected long-term inflation:

in %	Pre-tax WACC	Expected annual long-term inflation	Expected volume growth rates 2013-2019
Western Europe	10.17	1.7	–0.14
Central and Eastern Europe (excluding Russia)	11.74	2.4	2.48
Russia	16.28	7.13	2.9
The Americas	10.1-11.54	3.0-7.87	0.84-2.85
Africa and the Middle East	14.9-20.04	3.31-7.97	3.57-3.96

The values assigned to the key assumptions represent management's assessment of future trends in the beer industry and are based on both external sources and internal sources (historical data).
A limited change in key assumptions will not lead to a materially different outcome.

note 16 INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Heineken has the following significant investments in associates and joint ventures:

	Country	Ownership (%)	
		2009	2008
Joint ventures			
Brau Holding International GmbH & Co KGaA	Germany	**49.9**	49.9
Zagorka Brewery A.D.	Bulgaria	**49.0**	49.0
Brewinvest S.A.	Greece	**50.0**	50.0
Pivara Skopje A.D.	Macedonia	**27.6**	27.6
Brasseries du Congo S.A.	Congo	**50.0**	50.0
Asia Pacific Investment Pte. Ltd.	Singapore	**50.0**	50.0
Asia Pacific Breweries Ltd.	Singapore	**41.9**	41.9
Compania Cervecerias Unidas S.A.	Chile	**33.1**	33.1
Tempo Beverages Ltd.	Israel	**40.0**	40.0
Heineken Lion Australia Pty.	Australia	**50.0**	50.0
Sirocco FZCo	Dubai	**50.0**	50.0
Diageo Heineken Namibia B.V.	Namibia	**50.0**	50.0
United Breweries Limited	India	**37.5**	37.5
Millennium Alcobev Private Limited*	India	**68.8**	68.8
DHN Drinks (Pty) Ltd.	South Africa	**44.5**	44.5
Sedibeng Brewery Pty Ltd.*	South Africa	**75.0**	75.0
Associates			
Cervecerias Costa Rica S.A.	Costa Rica	**25.0**	25.0
Brasserie Nationale d'Haïti S.A.	Haiti	**23.3**	23.3
JSC FE Efes Karaganda Brewery	Kazakhstan	**28.0**	28.0

* Heineken has joint control as the contract and ownership details determine that for certain main operating and financial decisions unanimous approval is required. As a result these investments are not consolidated.

Reporting date

The reporting date of the financial statements of all Heineken entities and joint ventures disclosed are the same as for the Company except for (i) Asia Pacific Breweries Ltd., Heineken Lion Australia Pty. and Asia Pacific Investment Pte. Ltd., which have a 30 September reporting date (the APB results are included with a three months delay in reporting), (ii) DHN Drinks (Pty) Ltd., which has a 30 June reporting date, and (iii) United Breweries Limited (UBL) and Millennium Alcobev Private Limited (MAPL), which have a 31 March reporting date. The results of (ii) and (iii) have been adjusted to include numbers for the full financial year ended 31 December 2009.

Shareholdings India

In March 2008, the joint venture partners of Heineken in UBL filed legal proceedings in India against various Scottish & Newcastle (S&N), Heineken and Carlsberg entities claiming that the rights enjoyed by Scottish & Newcastle India Private Limited (the entity through which Heineken holds its investment in UBL) in a shareholders' agreement relating to UBL and the Articles of Association of UBL are personal to S&N and do not survive the takeover of S&N by Sunrise Acquisitions Ltd. in April 2008. On 7 December 2009, Heineken and its joint venture partners in UBL settled their disputes and legal proceedings in India were withdrawn. Also on that date, Heineken and its joint venture partners in UBL entered into a new shareholders' agreement pursuant to which Heineken appointed board members and has access to financial information relating to UBL. This information has been used to finalise the S&N purchase price allocation and to adjust the financial information reported under Indian GAAP to comply with Heineken's accounting policies.

Share of profit of associates and joint ventures and impairments thereof	2009		2008	
Income associates	7		18	
Income joint ventures	120		94	
Impairments	–		– 214	
		127		– 102

In 2009 no impairments were recognised in respect of associates and JVs (2008: €200 million related to the Indian investments in UBL and MAPL and €14 million taken by APB).

Summary financial information for equity-accounted joint ventures	Joint ventures 2009	Joint ventures* 2008
Non-current assets	1,375	1,197
Current assets	681	622
Non-current liabilities	– 430	– 365
Current liabilities	– 631	– 659
	995	795
Revenue	1,540	1,564
Expenses	– 1,377	– 1,388
	163	176

* Including S&N shareholdings in India.

note 17 OTHER INVESTMENTS

		2009		2008	
Non-current other investments					
Loans	note 32	**329**		310	
Held-to-maturity investments	note 32	**4**		10	
Available-for-sale investments	note 32	**219**		221	
Non-current derivatives used for hedge accounting	note 32	**16**		100	
			568		641
Current other investments					
Investments held for trading	note 32		**15**		14

Included in loans are loans to customers with a carrying amount of €150 million as at 31 December 2009 (2008: €190 million). Effective interest rates range from 3% to 11%. €145 million (2008: €182 million) matures between 1 and 5 years and €5 million (2008: €8 million) after 5 years.
The main available-for-sale investments are Consorcio Cervecero de Nicaragua S.A., Desnoes & Geddes Ltd. and Cervejarias Kaiser Brasil S/A (Kaiser). As far as these investments are listed they are measured at their quoted market price. For others the value in use or multiples are used. Debt securities (which are interest-bearing) with a carrying amount of €21 million (2008: €23 million) are included in available-for-sale investments.

Sensitivity analysis – equity price risk

An amount of €57 million as at 31 December 2009 (2008: €47 million) of available-for-sale investments and investments held for trading is listed on stock exchanges. A 1% increase in the share price on the reporting date would have increased equity by €1 million (2008: €1 million); an equal change in the opposite direction would have decreased equity by €1 million (2008: €1 million).

note 18 DEFERRED TAX ASSETS AND LIABILITIES

Recognised deferred tax assets and liabilities	Assets		Liabilities		Net	
	2009	2008*	**2009**	2008*	**2009**	2008*
Deferred tax assets and liabilities are attributable to the following items:						
Property, plant & equipment	**55**	33	**–385**	–371	**–330**	–338
Intangible assets	**41**	43	**–310**	–324	**–269**	–281
Investments	**15**	2	**–6**	–27	**9**	–25
Inventories	**17**	10	**–6**	–5	**11**	5
Loans and borrowings	**1**	1	**–**	–	**1**	1
Employee benefits	**92**	85	**24**	32	**116**	117
Provisions	**92**	64	**–**	–	**92**	64
Other items	**111**	–4	**–103**	34	**8**	30
Tax losses carry-forwards	**137**	128	**–**	–	**137**	128
Net tax assets/(liabilities)	**561**	362	**–786**	–661	**–225**	–299

* The closing balance of deferred tax assets has been adjusted with €103 million and deferred tax liabilities with €24 million due to the finalisation of the purchase price accounting of the Scottish & Newcastle acquisition (see note 6).

	2009		2008	
Tax losses carry-forwards				
Heineken has losses carry-forwards for an amount of €983 million as at 31 December 2009 (2008: €1,157 million), which expire in the following years:				
2009	**–**		12	
2010	**11**		11	
2011	**16**		16	
2012	**11**		8	
2013	**18**		22	
2014	**18**		–	
After 2014 respectively 2013 but not unlimited	**91**		151	
Unlimited	**818**		937	
		983		1,157
Recognised as deferred tax assets gross		**–479**		–470
Unrecognised		**504**		687

Movement in deferred tax on temporary differences during the year 2008

	Balance 1 January	Changes in consolidation*	Effect of movements in foreign exchange	Recognised in income	Recognised in equity	Balance 31 December*
Property, plant & equipment	–349	11	20	–20	–	–338
Intangible assets	20	–256	–	–45	–	–281
Investments	1	–27	–1	1	1	–25
Inventories	15	–2	–2	–6	–	5
Loans and borrowings	–	1	1	–	–1	1
Employee benefits	113	46	–1	–41	–	117
Provisions	49	–59	–1	75	–	64
Other items	26	–141	47	37	61	30
Tax losses carry-forwards	14	42	–6	78	–	128
Net tax assets/(liabilities)	–111	–385	57	79	61	–299

* The (net) closing balance has been adjusted with –€79 million due to the finalisation of the purchase price accounting of the Scottish & Newcastle acquisition (see note 6).

Movement in deferred tax on temporary differences during the year 2009

	Balance 1 January	Changes in consolidation	Effect of movements in foreign exchange	Recognised in income	Recognised in equity	Transfers	Balance 31 December
Property, plant & equipment	–338	–3	10	–3	–	4	–330
Intangible assets	–281	–1	–4	49	–	–32	–269
Investments	–25	–	–2	34	2	–	9
Inventories	5	–	–	6	–	–	11
Loans and borrowings	1	–	–	–	–	–	1
Employee benefits	117	1	3	–4	–	–1	116
Provisions	64	–4	–4	–	–	36	92
Other items	30	1	–4	10	–4	–25	8
Tax losses carry-forwards	128	–	6	–10	–	13	137
Net tax assets/(liabilities)	–299	–6	5	82	–2	–5	–225

note 19 INVENTORIES

		2009		2008
Raw materials	**170**		239	
Work in progress	**132**		134	
Finished products	**140**		245	
Goods for resale	**269**		261	
Non-returnable packaging	**107**		144	
Other inventories	**192**		223	
		1,010		1,246

During 2009 and 2008 no write-down of inventories to net realisable value was required.

note 20 TRADE AND OTHER RECEIVABLES

		2009		2008
Trade receivables due from associates and joint ventures	**78**		60	
Trade receivables	**1,730**		1,890	
Other receivables	**453**		451	
Derivatives used for hedge accounting	**49**		103	
note 32		**2,310**		2,504

A net impairment loss of €64 million (2008: €21 million) in respect of trade and other receivables was included in expenses for raw materials, consumables and services.

note 21 CASH AND CASH EQUIVALENTS

		2009		2008	
Bank balances		**482**		475	
Call deposits		**38**		223	
Cash and cash equivalents	note 32		**520**		698
Bank overdrafts	note 25		**–156**		–94
			364		604

note 22 CAPITAL AND RESERVES

Share capital *in thousands of euros*	**2009**	Priority shares 2008	**2009**	Ordinary shares 2008
On issue as at 1 January	**1**	1	**392,019**	392,019
Issued for cash	**–**	–	**–**	–
On issue as at 31 December	**1**	1	**392,019**	392,019

As at 31 December 2009, the issued share capital comprised 245,011,848 ordinary shares (2008: 245,011,848) with a par value of €1.60 and 250 priority shares (2008: 250) with a par value of €2. All issued shares are fully paid.
The Company's authorised capital amounts to €1,500,000,500, comprising of 937,500,000 ordinary shares and 250 priority shares.

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the Company. For the rights of the priority shareholders reference is made to the Other Information on page 125.

Translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of foreign operations of the Group (excluding amounts attributable to minority interests) as well as value changes of the hedging instruments in the net investment hedges. Heineken considers this a legal reserve.

Hedging reserve

This reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments where the hedged transaction has not yet occurred. Heineken considers this a legal reserve.

Fair value reserve

This reserve comprises the cumulative net change in the fair value of available-for-sale investments until the investment is derecognised or impaired. Heineken considers this a legal reserve.

Other legal reserves

These reserves relate to the share of profit of joint ventures and associates over the distribution of which Heineken does not have control. The movement in these reserves reflects retained earnings of joint ventures and associates minus dividends received. In case of a legal or other restriction which causes that retained earnings of subsidiaries cannot be freely distributed, a legal reserve is recognised for the restricted part.

Purchase/reissuance own shares by Heineken N.V.

As at 31 December 2009 Heineken N.V. held 1,251,201 own shares (2008: 1,044,233), resulting in an increased interest in shareholding by Heineken Holding N.V.
The related dilution effect has been recognised directly in equity.

Dividends

The following dividends were declared and paid by Heineken Holding N.V.:

	2009		2008	
Final dividend previous year €0.34, respectively €0.46 per ordinary share	**83**		113	
Interim dividend current year €0.25, respectively €0.28 per ordinary share	**61**		69	
Total dividend declared and paid		**144**		182

After the balance sheet date the Board of Directors announced the following dividends. The dividends, taken into account the interim dividends declared and paid, have not been provided for.

	2009	2008
€0.65 per qualifying ordinary share (2008: €0.62)	**159**	152

note 23 EARNINGS PER SHARE

Basic earnings per share

The calculation of basic earnings per share as at 31 December 2009 is based on the profit attributable to ordinary shareholders of the Company (net profit) of €510 million (2008: €105 million) and a weighted average number of ordinary shares outstanding during the year ended 31 December 2009 of 245,011,848 (2008: 245,011,848). Basic earnings per share for the year amounts to €2.08 (2008: €0.43). There are no dilution effects.

note 24 INCOME TAX ON OTHER COMPREHENSIVE INCOME

Other comprehensive income	Amount before tax **2009**	Tax **2009**	Amount net of tax **2009**	Amount before tax 2008	Tax 2008	Amount net of tax 2008
Foreign currency translation differences for foreign operations	**112**	**–**	**112**	– 645	–	– 645
Effective portion of changes in fair value of cash flow hedge	**– 121**	**31**	**– 90**	– 146	41	– 105
Effective portion of cash flow hedges transferred to the income statement	**117**	**– 29**	**88**	– 75	16	– 59
Net change in fair value available-for-sale investments	**34**	**– 8**	**26**	– 16	4	– 12
Net change in fair value available-for-sale investments transferred to the income statement	**– 16**	**4**	**– 12**	1	–	1
Share of other comprehensive income of associates/joint ventures	**22**	**–**	**22**	– 3	–	– 3
	148	**– 2**	**146**	– 884	61	– 823

note 25 LOANS AND BORROWINGS

This note provides information about the contractual terms of Heineken's interest-bearing loans and borrowings. For more information about Heineken's exposure to interest rate risk and foreign currency risk, see note 32.

			2009		2008
Non-current liabilities					
Secured bank loans		179		381	
Unsecured bank loans		2,958		6,444	
Unsecured bond issues		2,445		1,104	
Finance lease liabilities	note 26	89		82	
Other non-current interest-bearing liabilities		1,267		664	
Non-current interest-bearing liabilities			6,938		8,675
Non-current non-interest-bearing liabilities			93		16
Non-current derivatives used for hedge accounting			370		393
			7,401		9,084
Current interest-bearing liabilities					
Current portion of secured bank loans		96		139	
Current portion of unsecured bank loans		78		351	
Current portion of unsecured bond issues		500		18	
Current portion of finance lease liabilities	note 26	19		13	
Current portion of other interest-bearing liabilities		75		6	
Total current portion of non-current interest-bearing liabilities			768		527
Deposits from third parties			377		348
			1,145		875
Bank overdrafts	note 21		156		94
			1,301		969

Net interest-bearing debt position		2009	2009	2008	2008
Non-current interest-bearing liabilities		**6,938**		8,675	
Current portion of non-current interest-bearing liabilities		**768**		527	
Deposits from third parties		**377**		348	
			8,083		9,550
Bank overdrafts	note 21		**156**		94
			8,239		9,644
Cash, cash equivalents and current other investments			**– 535**		– 712
			7,704		8,932

Non-current liabilities	Secured bank loans	Unsecured bank loans	Unsecured bond issues	Finance lease liabilities	Other non-current interest-bearing liabilities	Non-current derivatives used for hedge accounting	Non-current non-interest-bearing liabilities	Total
Balance as at 1 January 2009	381	6,444	1,104	82	664	393	16	9,084
Consolidation changes	–	–	–	11	–	–	–	11
Effect of movements in exchange rates	17	124	–	4	– 141	53	19	76
Transfers	27	– 611	– 498	– 3	929	– 65	19	– 202
Charge to/from profit or loss i/r derivatives	–	–	–	–	–	1	–	1
Charge to/from equity i/r derivatives	–	–	–	–	–	– 12	7	– 5
Proceeds	18	122	1,844	–	45	–	23	2,052
Repayments	– 47	– 3,121	– 13	– 5	– 224	–	– 1	– 3,411
Other	– 217	–	8	–	– 6	–	10	– 205
Balance as at 31 December 2009	179	2,958	2,445	89	1,267	370	93	7,401

Terms and debt repayment schedule

Terms and conditions of outstanding non-current and current loans and borrowings were as follows:	Currency	Nominal interest rate (%)	Repayment	Carrying amount **2009**	Face value **2009**	Carrying amount 2008	Face value 2008
Secured bank loans	GBP	1.4-6.0	2011-2017	**234**	**234**	470	485
Secured bank loans	various	various	various	**41**	**41**	50	50
Unsecured bank loans	EUR	4.4	2009	–	–	125	125
Unsecured bank loans	EUR	5.1	2010	–	–	284	284
Unsecured bank loans	EUR	3.3	2012	–	–	470	470
Unsecured bank loans	EUR	5.1	2010	–	–	860	860
Unsecured bank loans	EUR	1.6	2013	**1,700**	**1,709**	2,403	2,416
Unsecured bank loans	EUR	0.3-5.0	2010-2016	**486**	**486**	435	435
Unsecured bank loans	EUR	2.7-6.2	2017	**111**	**111**	–	–
Unsecured bank loans	EUR	2.4-6.0	2014	**102**	**102**	–	–
Unsecured bank loans	EUR	2.5-6.0	2015	**207**	**207**	418	418
Unsecured bank loans	GBP	1.0	2013	**329**	**329**	504	504
Unsecured bank loans	PLN	3.7-3.9	2011	**61**	**61**	53	53
Unsecured bank loans	USD	5.4	2012	–	–	118	118
Unsecured bank loans	USD	5.6	2014	–	–	485	494
Unsecured bank loans	USD	5.4	2015	–	–	242	247
Unsecured bank loans	USD	various	various	–	–	73	73
Unsecured bank loans	various	various	various	**40**	**40**	325	325
Unsecured bank issues	GBP	7.3	2015	**442**	**450**	–	–
Unsecured bank issues	EUR	4.3	2010	**500**	**500**	500	500
Unsecured bank issues	EUR	5.0	2013	**598**	**600**	598	600
Unsecured bond issues	EUR	7.1	2014	**996**	**1,000**	–	–
Unsecured bond issues	EUR	4.6	2016	**397**	**400**	–	–
Unsecured bond issues	various	various	various	**12**	**12**	24	24
Other interest-bearing liabilities	GBP	5.6	2033	–	–	162	204
Other interest-bearing liabilities	USD	5.4-5.6	2012-2015	**778**	**729**	–	–
Other interest-bearing liabilities	USD	5.9-6.3	2015-2018	**306**	**307**	280	280
Other interest-bearing liabilities	USD	1.6-2.0	2010-2012	**100**	**100**	–	–
Other interest-bearing liabilities	various	various	various	**158**	**158**	228	251
Deposits from third parties	various	various	various	**377**	**377**	348	348
Finance lease liabilities	various	various	various	**108**	**108**	95	95
				8,083	**8,061**	9,550	9,659

As at 31 December 2009, no amount was drawn on the existing revolving credit facility of €2 billion. This revolving credit facility matures in 2012. Interest is based on EURIBOR plus a margin.

EMTN Programme

In February 2009, Heineken placed 6-year Sterling Notes for a principal amount of £400 million with a coupon of 7.25%. In March 2009, Heineken placed 5-year Euro Notes for a principal amount of €1 billion with a coupon of 7.125%. In October 2009, Heineken has placed 7-year Euro Notes for a principal amount of €400 million with a coupon of 4.625%.

These notes were issued under the Euro Medium Term Note Programme (EMTN) and are listed on the Luxembourg Stock Exchange. The proceeds of these notes have been used to partially refinance bank credit facilities related to the Scottish & Newcastle acquisition and for general corporate purposes.

Globe

On 17 April 2009, Heineken acquired 30.1% of Class A1 Notes issued by Globe Pub Issuer plc (Globe), representing a face value of £60.2 million. In May 2009, Heineken acquired a further 55.6% of Class A1 Notes representing a face value of £111.2 million. As at 29 October 2009, Heineken owned 92.8% of Class A1 Notes representing a face value of £175 million. In addition, Heineken acquired 31.6% of Class B1 Notes issued by Globe representing a face value of £18 million, a 23.9% participation in the syndicated bank debt of Globe Pub Management Limited (GPM) being £55 million out of an aggregate of £230 million, and assumed the economic interest of the counterparty of GPM in an interest rate swap transaction. The swap was entered into in 2006 when the floating interest rate in relation to the syndicated bank debt was swapped for a fixed interest rate.

Heineken purchased the Notes and syndicated bank debt at a substantial discount to face value. As Globe is part of the Group as at 28 April 2008, the net debt of Globe is included in the consolidated statement of financial position of the Group and therefore, the acquisition of debt of Globe at a discount, results in a reduction of the Group's total net debt position and a realisation of a net book gain as explained in note 12.

On 29 October 2009, Heineken agreed to supply beer and management services to EBP Pub Company Limited (EBP), a company controlled by FEOH Investments Limited (FEOH), which acquired the tenanted pub estate (the Estate) from Globe Tenanted Pub Company (GTP). The proceeds of the sale to EBP have been used principally to repay the Class A1 Notes which partially funded GTP. Also on this date, Heineken entered into a conditional sale agreement with FEOH pursuant to which it is anticipated that Heineken will acquire full ownership of EBP later in 2010.

On 23 December 2009, Heineken acquired the remaining syndicated bank debt of GPM at a discount to the £175 million (€195 million) face value. As a result of the acquisition, Heineken acquired all of the syndicated bank debt of GPM with a face value of £230 million (€256 million) and no longer has any outstanding debt relating to Globe on its balance sheet.

note 26 FINANCE LEASE LIABILITIES

Finance lease liabilities are payable as follows:	Future minimum lease payments 2009	Interest 2009	Present value of minimum lease payments 2009	Future minimum lease payments 2008	Interest 2008	Present value of minimum lease payments 2008
Less than one year	**22**	**–3**	**19**	19	–5	14
Between one and five years	**76**	**–9**	**67**	62	–12	50
More than five years	**23**	**–1**	**22**	35	–4	31
	121	**–13**	**108**	116	–21	95

note 27 EBIT AND EBIT(BEIA)

EBIT is defined as results from operating activities plus share of profit of associates and JVs including impairments thereof. EBIT (beia) is defined as results from operating activities plus share of profit of associates and JVs including impairments thereof, before exceptional items and amortisation of brands and customer relationships.

Exceptional items are defined as items of income and expense of such size, nature or incidence, that in view of management their disclosure is relevant to explain the performance of Heineken for the period.

Exceptional items and amortisation of brands and customer relationships for 2009 on EBIT level amounted to €338 million (2008: €852 million) and can be explained as follows. In personal expenses €63 million (2008: €166 million) exceptional items are included relating to restructuring costs due to redundancies following brewery closures and other TCM cost saving initiatives in Heineken UK, Heineken Spain, Finland and France. Exceptional items included in impairments of property, plant and equipment amount to €140 million (2008: €81million) and include the impairment of pubs in the UK (€68 million) and the above brewery closures (€72 million). In addition €36 million (2008: €50 million) is included in other expenses.

The amortisation of brands and customer relationships amounted to €79 million (2008: €63 million).

Impairments relating to contract-based intangibles amount to €20 million (2008: €275 million). Included in 2008 was the impairment of goodwill relating to Russia (€275 million).

EBIT and EBIT (beia) are not financial measures calculated in accordance with IFRS. The presentation on these financial measures may not be comparable to similarly titled measures reported by other companies due to differences in the ways the measures are calculated.

note 28 EMPLOYEE BENEFITS

	2009		2008	
Present value of unfunded obligations	198		266	
Present value of funded obligations	5,738		4,697	
Total present value of obligations		5,936		4,963
Fair value of plan assets		–4,858		–4,231
Present value of net obligations		1,078		732
Actuarial (losses)/gains not recognised		–548		–143
Recognised liability for defined benefit obligations		530		589
Other long-term employee benefits		104		99
		634		688
Plan assets comprise:				
Equity securities	2,195		1,593	
Government bonds	2,119		1,955	
Properties and real estate	385		333	
Other plan assets	159		350	
		4,858		4,231

Liability for defined benefit obligations

Heineken makes contributions to a number of defined benefit plans that provide pension benefits for employees upon retirement in a number of countries being mainly: Netherlands, UK, Greece, Austria, Italy, France, Spain and Nigeria. In other countries the pension plans are defined contribution plans and/or similar arrangements for employees.

Other long-term employee benefits mainly relate to long-term bonus plans, termination benefits and jubilee benefits.

	2009		2008	
Movements in the present value of the defined benefit obligations				
Defined benefit obligations as at 1 January	**4,963**		2,858	
Changes in consolidation and reclassification	**–6**		2,973	
Effect of movements in exchange rates	**153**		–494	
Benefits paid	**–255**		–199	
Current service costs and interest on obligation (see below)	**363**		333	
Past service costs	**12**		5	
Effect of any curtailment or settlement	**–16**		–18	
Actuarial gains/(losses)	**722**		–495	
Defined benefit obligations as at 31 December		**5,936**		4,963
Movements in the present value of plan assets				
Fair value of plan assets as at 1 January	**4,231**		2,535	
Changes in consolidation and reclassification	**–5**		2,737	
Effect of movements in exchange rates	**160**		–450	
Contributions paid into the plan	**157**		177	
Benefits paid	**–255**		–199	
Expected return on plan assets	**252**		241	
Actuarial gains/(losses)	**318**		–810	
Fair value of plan assets as at 31 December		**4,858**		4,231
Actual return on plan assets		**570**		–569
Expense recognised in the income statement				
Current service costs	**70**		75	
Interest on obligation	**293**		258	
Expected return on plan assets	**–252**		–241	
Actuarial gains and losses recognised	**–**		–1	
Past service costs	**12**		5	
Effect of any curtailment or settlement	**–16**		–18	
note 10		**107**		78

Principal actuarial assumptions as at the balance sheet date

The defined benefit plans in the Netherlands and the UK cover 88.8% of the present value of the plan assets (2008: 88.6%), 86.3% of the present value of the defined benefit obligations (2008: 83.5%) and 75.1% of the deficit in the plans as at 31 December 2009 (2008: 54.3%). For the Netherlands and the UK the following actuarial assumptions apply as at 31 December 2009:

	Netherlands		UK	
	2009	2008	**2009**	2008
Discount rate as at 31 December	**5.3**	5.6	**5.7**	6.7
Expected return on plan assets as at 1 January	**6.3**	5.9	**6.3**	5.7
Future salary increases	**3.0**	3.0	**4.8**	4.0
Future pension increases	**1.5**	1.5	**3.0**	2.8
Medical cost trend rate	–	–	**7.0**	7.0

For the other defined benefit plans the following actuarial assumptions apply as at 31 December 2009:

	Other Western, Central and Eastern Europe		The Americas		Africa and the Middle East		Asia Pacific	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008
Discount rate as at 31 December	**3.3-5.6**	4.5-6.2	**5.3-7.0**	5.5-6.5	**11.0**	12.0	–	2.5-12.0
Expected return on plan assets as at 1 January	**3.5-6.6**	4.5-7.0	**6.5**	6.5	**11.0**	4.6	–	2.5-8.0
Future salary increases	**1.5-3.5**	2.9-12.0	**2.5-5.5**	0.5-5.5	**11.0**	11.0	–	3.0-10.0
Future pension increases	**1.0-3.0**	1.5-5.0	–	3.5	**11.0**	–	–	8.0
Medical cost trend rate	**3.5-4.5**	1.5	**5.0**	5.0	**10.0**	–	–	–

Assumptions regarding future mortality rates are based on published statistics and mortality tables. The overall expected long-term rate of return on assets is 6.1% (2008: 6%), which is based on the asset mix and the expected rate of return on each major asset class, as managed by the pension funds.

Assumed healthcare cost trend rates have nil effect on the amounts recognised in the income statement. A one percentage point change in assumed healthcare cost trend rates would not have any effect on the income statement neither on the statement of financial position as at 31 December 2009.

The Group expects the 2010 contributions to be paid for the defined benefit plans to be approximately 20% higher than in 2009.

Historical information	**2009**	2008	2007	2006
Present value of the defined benefit obligation	**5,936**	4,963	2,858	2,984
Fair value of plan assets	**–4,858**	–4,231	–2,535	–2,397
Deficit in the plan	**1,078**	732	323	587
Experience adjustments arising on plan liabilities, losses/(gains)	**–116**	71	–4	–159
Experience adjustments arising on plan assets, (losses)/gains	**313**	–817	16	9

note 29 SHARE-BASED PAYMENTS – LONG-TERM INCENTIVE PLAN

As from 1 January 2005 Heineken N.V. established a performance-based share plan (Long-Term Incentive Plan; LTIP) for the Executive Board of Heineken N.V. As from 1 January 2006 a similar LTIP was established for senior management.

The LTIP for the Executive Board includes Heineken N.V. share rights, which are conditionally awarded to the Executive Board each year and are subject to Heineken's Relative Total Shareholder Return (RTSR) performance in comparison with the TSR performance of a selected peer group.

The LTIP share rights conditionally awarded to senior management each year are for 25% subject to Heineken's RTSR performance and for 75% subject to internal performance conditions. At target performance, 100% of the shares will vest. At maximum performance 150% of the shares will vest.

The performance period for share rights granted in 2007 was from 1 January 2007 to 31 December 2009. The performance period for share rights granted in 2008 is from 1 January 2008 to 31 December 2010. The performance period for share rights granted in 2009 is from 1 January 2009 to 31 December 2011.

The vesting date for the Executive Board is within five business days, and for senior management the latest of 1 April and twenty business days, after the publication of the annual results of 2009, 2010 and 2011 respectively.

As Heineken N.V. will withhold the tax related to vesting on behalf of the individual employees, the amount of Heineken N.V. shares to be received by the Executive Board and senior management will be a net amount.

The terms and conditions of the Heineken N.V. share rights granted are as follows:

Grant date/employees entitled	Number*	Based on share price	Vesting conditions	Contractual life of rights
Share rights granted to Executive Board in 2007	32,265	36.03	Continued service and RTSR performance	3 years
Share rights granted to senior management in 2007	281,400	36.03	Continued service, 75% internal performance conditions and 25% RTSR performance	3 years
Share rights granted to Executive Board in 2008	26,288	44.22	Continued service and RTSR performance	3 years
Share rights granted to senior management in 2008	263,958	44.22	Continued service, 75% internal performance conditions and 25% RTSR performance	3 years
Share rights granted to Executive Board in 2009	53,083	21.90	Continued service and RTSR performance	3 years
Share rights granted to senior management in 2009	562,862	21.90	Continued service, 75% internal performance conditions and 25% RTSR performance	3 years
	1,219,856			

Based on RTSR and internal performance, it is expected that approximately 253,000 shares will vest in 2010. The expenses relating to these expected additional grants are recognised in the income statement during the performance period.

* The number of shares is based on target performance.

The number and weighted average share price per share is as follows:

	Weighted average share price in € 2009	Number of share rights 2009	Weighted average share price in € 2008	Number of share rights 2008
Outstanding as at 1 January	**37.48**	**905,537**	30.10	696,616
Granted during the year	**21.90**	**615,945**	44.22	290,246
Forfeited during the year	**–**	**–74,813**	–	–40,581
Vested during the year	**–**	**–292,921**	–	–40,744
Outstanding as at 31 December	**31.17**	**1,153,748**	37.48	905,537

The 292,921 (gross) shares vested in 2009 are related to the 2006-2008 LTIP of senior management. No vesting occurred under the 2006-2008 LTIP of the Executive Board.

The fair value of services received in return for share rights granted is based on the fair value of shares granted, measured using the Monte Carlo model, with following inputs:

In euros		Executive Board		Senior management
	2009	2008	**2009**	2008
Fair value on grant date	**512,359**	411,670	**8,478,659**	7,409,515
Expected volatility (%)	**22.8**	18.4	**22.8**	18.4
Expected dividends (%)	**2.1**	1.7	**2.1**	1.7

			2009		2008
Personnel expenses					
Share rights granted in 2006		**–**		3	
Share rights granted in 2007		**3**		4	
Share rights granted in 2008		**3**		4	
Share rights granted in 2009		**4**		–	
Total expense recognised as personnel expenses	note 10		**10**		11

note 30 PROVISIONS

		Restructuring	Onerous contracts	Other	Total
Balance as at 1 January 2009		180	65	257	502
Changes in consolidation	note 6	–	–	1	1
Provisions made during the year		98	2	91	191
Provisions used during the year		–88	–9	–35	–132
Provisions reversed during the year		–18	–	–44	–62
Effect of movements in exchange rates		–2	–3	20	15
Unwinding of discounts		1	–	2	3
Balance as at 31 December 2009		171	55	292	518
Non-current		66	47	243	356
Current		105	8	49	162
		171	55	292	518

Restructuring

The provision for restructuring of €171 million mainly relates to restructuring programmes in Spain and the UK. Provisions made during the year are mostly related to TCM. These restructuring expenses have been included in the personnel expenses (see note 10).

Other provisions

Included are, amongst others, surety provided €61 million (2008: €28 million), litigations and claims €50 million (2008: €59 million) and environmental provisions €8 million (2008: €17 million).

note 31 TRADE AND OTHER PAYABLES

	2009	2008
Trade payables	**1,361**	1,563
Returnable packaging deposits	**408**	427
Taxation and social security contributions	**551**	553
Dividend	**24**	76
Interest	**134**	104
Derivatives used for hedge accounting	**94**	87
Other payables	**233**	291
Accruals and deferred income	**891**	745
note 32	**3,696**	3,846

note 32 FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Overview

Heineken has exposure to the following risks from its use of financial instruments, as they arise in the normal course of Heineken's business:

- Credit risk
- Liquidity risk
- Market risk

This note presents information about Heineken's exposure to each of the above risks, and it summarises Heineken's policies and processes that are in place for measuring and managing risk, including those related to capital management. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk management framework

The Executive Board of Heineken N.V., under the supervision of the Supervisory Board of Heineken N.V., has overall responsibility and sets rules for Heineken's risk management and control systems. They are reviewed regularly to reflect changes in market conditions and the Group's activities. The Executive Board oversees the adequacy and functioning of the entire system of risk management and internal control, assisted by Heineken N.V. Group departments.

The Heineken N.V. Group Treasury function focuses primarily on the management of financial risk and financial resources. Some of the risk management strategies include the use of derivatives, primarily in the form of spot and forward exchange contracts and interest rate swaps, but options can be used as well. It is the Group policy that no speculative transactions are entered into.

Credit risk

Credit risk is the risk of financial loss to Heineken if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Heineken's receivables from customers and investment securities.

As at balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial instrument, including derivative financial instruments, in the consolidated statement of financial position.

Loans to customers

Heineken's exposure to credit risk is mainly influenced by the individual characteristics of each customer. Heineken's held-to-maturity investments includes loans to customers, issued based on a loan contract. Loans to customers are ideally secured by, amongst others, rights on property or intangible assets, such as the right to take possession of the premises of the customer. Interest rates calculated by Heineken are at least based on the risk-free rate plus a margin, which takes into account the risk profile of the customer and value of security given.

Heineken establishes an allowance for impairment of loans that represents its estimate of incurred losses. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar customers in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics.

In a few countries the issue of new loans is outsourced to third parties. In most cases, Heineken issues sureties (guarantees) to the third party for the risk of default of the customer. Heineken in return receives a fee.

Trade and other receivables
Heineken's local management has credit policies in place and the exposure to credit risk is monitored on an ongoing basis. Under the credit policies all customers requiring credit over a certain amount are reviewed and new customers are analysed individually for creditworthiness before Heineken's standard payment and delivery terms and conditions are offered. Heineken's review includes external ratings, where available, and in some cases bank references. Purchase limits are established for each customer and these limits are reviewed regularly. As a result of the deteriorating economic circumstances in 2008 and 2009, certain purchase limits have been redefined. Customers that fail to meet Heineken's benchmark creditworthiness may transact with Heineken only on a prepayment basis.

In monitoring customer credit risk, customers are, on a country base, grouped according to their credit characteristics, including whether they are an individual or legal entity, which type of distribution channel they represent, geographic location, industry, ageing profile, maturity and existence of previous financial difficulties. Customers that are graded as 'high risk' are placed on a restricted customer list, and future sales are made on a prepayment basis only with approval of Management.

Heineken has multiple distribution models to deliver goods to end customers. Deliveries are carried out in some countries via own wholesalers, in other markets directly and in some others via third parties. As such distribution models are country specific and on consolidated level diverse, as such the results and the balance sheet items cannot be split between types of customers on a consolidated basis. The various distribution models are also not centrally managed or monitored.

Heineken establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables and investments. The components of this allowance are a specific loss component and a collective loss component.

Investments
Heineken limits its exposure to credit risk, except for held-to-maturity investments as disclosed in note 17, by only investing in liquid securities and only with counterparties that have a credit rating of at least single A or equivalent for short-term transactions and AA for long-term transactions. Heineken actively monitors these credit ratings.

Guarantees
Heineken's policy is to avoid issuing guarantees where possible unless this leads to substantial savings for the Group. In cases where Heineken does provide guarantees, such as to banks for loans (by third parties), Heineken aims to receive security from the third party.

Heineken N.V. has issued a joint and several liability statement to the provisions of Section 403 of Book 2 of the Dutch Civil Code with respect to legal entities established in the Netherlands.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure.
The maximum exposure to credit risk on the reporting date was:

		2009		2008	
Loans	note 17	**329**		310	
Held-to-maturity investments	note 17	**4**		10	
Available-for-sale investments	note 17	**219**		221	
Non-current derivatives used for hedge accounting	note 17	**16**		100	
Investments held for trading	note 17	**15**		14	
Trade and other receivables, excluding derivatives used for hedge accounting	note 20	**2,261**		2,401	
Current derivatives used for hedge accounting	note 20	**49**		103	
Cash and cash equivalents	note 21	**520**		698	
			3,413		3,857

The maximum exposure to credit risk for trade and other receivables (excluding derivatives used for hedge accounting) on the reporting date by geographic region was:

	2009		2008	
Western Europe	**1,256**		1,493	
Central and Eastern Europe	**554**		512	
The Americas	**134**		122	
Africa and the Middle East	**131**		145	
Asia Pacific	**32**		31	
Heineken N.V. Head Office/eliminations	**154**		98	
		2,261		2,401

Impairment losses

The ageing of trade and other receivables (excluding derivatives used for hedge accounting) on the reporting date was:

	Gross **2009**	Impairment **2009**	Gross 2008	Impairment 2008
Not past due	**1,895**	**– 34**	1,868	– 17
Past due 0-30 days	**202**	**– 26**	232	– 7
Past due 31-120 days	**198**	**– 67**	241	– 56
More than 120 days	**300**	**– 207**	340	– 200
	2,595	**– 334**	2,681	– 280

The movement in the allowance for impairment in respect of trade and other receivables (excluding derivatives used for hedge accounting) during the year was as follows:

		2009		2008
Balance as at 1 January	**280**		194	
Changes in consolidation	**1**		88	
Impairment loss recognised	**109**		52	
Allowance used	**– 26**		– 13	
Allowance released	**– 45**		– 31	
Effect of movements in exchange rates	**15**		– 10	
Balance as at 31 December		**334**		280

The movement in the allowance for impairment in respect of loans during the year was as follows:

	2009		2008	
Balance as at 1 January	**177**		108	
Changes in consolidation	–		49	
Impairment loss recognised	**48**		46	
Allowance used	**–27**		–26	
Allowance released	**–9**		–	
Effect of movements in exchange rates	**–4**		–	
Balance as at 31 December		**185**		177

Impairment losses recognised for trade and other receivables (excluding derivatives used for hedge accounting) and loans are part of the other non-cash items in the consolidated statement of cash flows.
The impairment loss of €48 million (2008: €46 million) in respect of loans and the impairment loss of €109 million (2008: €52 million) in respect of trade receivables (excluding derivatives used for hedge accounting) were included in expenses for raw materials, consumables and services.
An impairment loss of €48 million (2008: €46 million) in respect of loans was recognised during the current year of which €37 million (2008: €34 million) related to loans to customers. Heineken has no collateral in respect of these impaired investments.
The allowance accounts in respect of trade and other receivables and held-to-maturity investments are used to record impairment losses, unless Heineken is satisfied that no recovery of the amount owing is possible, at that point the amount considered irrecoverable is written off against the financial asset.

Liquidity risk

Liquidity risk is the risk that Heineken will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Heineken's approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to Heineken's reputation.

Recent times have proven the credit markets situation could be such that it is difficult to generate capital to finance long-term growth of Heineken. Although currently the situation is more stable, Heineken has a clear focus on ensuring sufficient access to capital markets to finance long-term growth and to refinance maturing debt obligations. Financing strategies are under continuous evaluation.
In addition, Heineken focuses on a further fine-tuning of the maturity profile of its long-term debts with its forecasted operating cash flows. Strong cost and cash management and controls over investment proposals are in place to ensure effective and efficient allocation of financial resources.

Contractual maturities

The following are the contractual maturities of non-derivative financial liabilities and derivative financial assets and liabilities, including interest payments and excluding the impact of netting agreements:

2009	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Financial liabilities							
Secured bank loans	275	–304	–13	–16	–89	–153	–33
Unsecured bank loans	3,036	–3,249	–96	–170	–1,375	–1,263	–345
Unsecured bond issues	2,945	–3,786	–626	–49	–152	–2,032	–927
Finance lease liabilities	108	–114	–10	–9	–15	–49	–31
Other interest-bearing liabilities	1,342	–1,690	–91	–54	–67	–803	–675
Non-interest-bearing liabilities	93	–120	–20	–23	–31	–45	–1
Deposits from third parties	377	–377	–368	–9	–	–	–
Bank overdrafts	156	–156	–156	–	–	–	–
Trade and other payables, excluding interest, dividends and derivatives used for hedge accounting	3,444	–3,444	–3,278	–166	–	–	–
Derivative financial assets and liabilities							
Interest rate swaps used for hedge accounting:							
Inflow	–17	1,490	43	36	88	732	591
Outflow	438	–1,819	–74	–89	–102	–965	–589
Forward exchange contracts used for hedge accounting:							
Inflow	–48	1,015	615	282	118	–	–
Outflow	26	–996	–608	–268	–120	–	–
	12,175	–13,550	–4,682	–535	–1,745	–4,578	–2,010

The total carrying amount and contractual cash flows of derivatives are included in trade and other receivables (note 20), other investments (note 17), trade and other payables (note 31) and non-current non-interest-bearing liabilities (note 25).

2008	Carrying amount	Contractual cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Financial liabilities							
Secured bank loans	520	–600	–125	–35	–44	–358	–38
Unsecured bank loans	6,795	–7,611	–392	–207	–2,017	–3,655	–1,340
Unsecured bond issues	1,122	–1,319	–40	–30	–552	–690	–7
Finance lease liabilities	95	–107	–11	–12	–13	–38	–33
Other interest-bearing liabilities	670	–1,245	–77	–39	–44	–129	–956
Non-interest-bearing liabilities	409	–390	–36	–38	–78	–80	–158
Deposits from third parties	348	–348	–338	–10	–	–	–
Bank overdrafts	94	–102	–102	–	–	–	–
Trade and other payables, excluding interest and dividends	3,666	–3,605	–3,375	–213	–8	–1	–8
Derivative financial assets and liabilities							
Interest rate swaps used for hedge accounting:							
Inflow	–89	2,082	160	144	206	888	684
Outflow	425	–2,532	–194	–191	–293	–1,022	–832
Forward exchange contracts used for hedge accounting:							
Inflow	–102	2,068	1,095	670	303	–	–
Outflow	55	–2,028	–1,056	–677	–295	–	–
Other derivatives not used for hedge accounting, net	–12	–	–	–	–	–	–
	13,996	–15,737	–4,491	–638	–2,835	–5,085	–2,688

The total carrying amount and contractual cash flows of derivatives are included in trade and other receivables (note 20) and trade and other payables (note 31) and non-current non-interest-bearing liabilities (note 25).

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect Heineken's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, whilst optimising the return on risk.

Heineken uses derivatives in the ordinary course of business, and also incurs financial liabilities, in order to manage market risks. Generally, Heineken seeks to apply hedge accounting or make use of natural hedges in order to minimise the effects of foreign currency fluctuations in the income statement.

Derivatives that can be used are interest rate swaps, forward rate agreements, caps and floors, commodity swaps, spot and forward exchange contracts and options. Transactions are entered into with a limited number of counterparties with strong credit ratings. Foreign currency, interest rate and commodity hedging operations are governed by internal policies and rules approved and monitored by the Executive Board of Heineken N.V.

Foreign currency risk

Heineken is exposed to foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than the respective functional currencies of Heineken entities. The main currencies that give rise to this risk are the US dollar and British pound.

In managing foreign currency risk, Heineken aims to reduce the impact of short-term fluctuations on earnings. Over the longer term, however, permanent changes in foreign exchange rates would have an impact on profit.

Heineken hedges up to 90% of its mainly intra-Heineken US dollar cash flows on the basis of rolling cash flow forecasts in respect to forecasted sales and purchases. Cash flows in other foreign currencies are also hedged on the basis of rolling cash flow forecasts. Heineken mainly uses forward exchange contracts to hedge its foreign currency risk. Given the limited availability of efficient and effective hedging instruments hedging levels are temporarily below policy in a number of Central and Eastern European countries. The majority of the forward exchange contracts have maturities of less than one year after the balance sheet date.

Heineken has a clear policy on hedging transactional exchange risks, which postpones the impact on financial results. Translation exchange risks are hedged to a limited extent, as the underlying currency positions are generally considered to be long-term in nature. The result of the net investment hedging is recognised in the translation reserve as can be seen in the consolidated statement of comprehensive income.

It is Heineken's policy to provide intra-Heineken financing in the functional currency of subsidiaries where possible to prevent foreign currency exposure on subsidiary level. The resulting exposure at Group level is hedged by means of forward exchange contracts. Intra-Heineken financing in foreign currencies is mainly in British pounds, US dollars, Russian rubles and Polish zloty. In some cases Heineken elects to treat intra-Heineken financing with a permanent character as equity and does not hedge the foreign currency exposure.

The principal amounts of Heineken's British pound, Polish zloty and Egyptian pound bank loans and bond issues are used to hedge local operations, which generate cash flows that have the same respective functional currencies. Corresponding interest on these borrowings is also denominated in currencies that match the cash flows generated by the underlying operations of Heineken. This provides an economic hedge without derivatives being entered into.

In respect of other monetary assets and liabilities denominated in currencies other than the functional currencies of Heineken and the various foreign operations, Heineken ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

Exposure to foreign currency risk

Heineken's transactional exposure to the British pound, US dollar and euro was as follows based on notional amounts. The euro column relates to transactional exposure to the euro within subsidiaries which are reporting in other currencies.

In millions	EUR **2009**	GBP **2009**	USD **2009**	GBP 2008	USD 2008
Loans and held-to-maturity investments	–	–	–	480	257
Trade and other receivables	**25**	–	**7**	12	142
Cash and cash equivalents	**46**	–	**2**	24	19
Secured bank loans	–	–	**–1**	–	–
Unsecured bank loans	**–100**	**–57**	**–1,492**	–537	–1,720
Unsecured bond issues	–	**–400**	–	–	2
Non-interest-bearing liabilities	**–10**	–	**–1**	–	–2
Bank overdrafts	**–63**	–	**–2**	–	–13
Trade and other payables	**–88**	–	**–26**	–4	–58
Gross balance sheet exposure	**–190**	**–457**	**–1,513**	–25	–1,373
Estimated forecast sales next year	**140**	**1**	**885**	2	1,000
Estimated forecast purchases next year	**–402**	**–1**	**–88**	1	–295
Gross exposure	**–452**	**–457**	**–716**	–22	–668
Cash flow hedge accounting forward exchange contracts	**61**	**427**	**–375**	–1	–545
Other hedge accounting forward exchange contracts	**–945**	–	**1,061**	57	799
Net exposure	**–1,336**	**–30**	**–30**	34	–414

Including in the US dollar amounts are intra-Heineken cash flows. Within the other hedge accounting forward exchange contracts, the cross-currency interest rate swaps of Heineken UK form the largest component.

As a result of the 2008 Scottish & Newcastle acquisition, Heineken had assumed debt swapped back into euro which is maintained as a net investment hedge.

The following significant exchange rates applied during the year:

In euros	Average rate		Year-end rate	
	2009	2008	**2009**	2008
GBP	**1.1224**	1.2577	**1.1260**	1.0499
USD	**0.7170**	0.6832	**0.6942**	0.7185

Sensitivity analysis
A 10% strengthening of the euro against the British pound and US dollar or in case of the euro a strengthening of the euro against all other currencies as at 31 December would have increased (decreased) equity and profit by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2008.

	Equity		Profit or loss	
	2009	2008	**2009**	2008
EUR	**1**	–	**–3**	–
GBP	**2**	–2	**2**	–2
USD	**39**	54	**–**	6

A 10% weakening of the euro against the British pound and US dollar or in case of the euro a weakening of the euro against all other currencies as at 31 December would have had the equal but opposite effect on the basis that all other variables remain constant.

Interest rate risk

In managing interest rate risk, Heineken aims to reduce the impact of short-term fluctuations on earnings. Over the longer term, however, permanent changes in interest rates would have an impact on profit.

Heineken opts for a mix of fixed and variable interest rates in its financing operations, combined with the use of interest rate instruments. Currently Heineken's interest rate position is more weighted towards fixed rather than floating. Interest rate instruments that can be used are interest rate swaps, forward rate agreements, caps and floors.

Swap maturity follows the maturity of the related loans and borrowings and have swap rates for the fixed leg ranging from 2% to 7.3% (2008: from 2.9% to 7.3%).

Interest rate risk – Profile

On the reporting date the interest rate profile of Heineken's interest-bearing financial instruments was as follows:

		2009		2008
Fixed rate instruments				
Financial assets	**157**		121	
Financial liabilities	**–4,664**		–3,192	
Interest rate swaps floating to fixed	**–2,505**		–4,656	
		–7,012		–7,727
Variable rate instruments				
Financial assets	**88**		817	
Financial liabilities	**–2,947**		–6,452	
Interest rate swaps fixed to floating	**2,505**		4,656	
		–354		–979

Fair value sensitivity analysis for fixed rate instruments

During 2009, Heineken opted to apply fair value hedge accounting on certain fixed rate financial liabilities. The fair value movements on these instruments are recognised in the income statement. The change in fair value on these instruments was €73 million in 2009 (2008: €294 million), which was offset by the change in fair value of the hedge accounting instruments, which was –€73 million (2008: –€288 million).

A change of 100 basis points in interest rates on the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below (after tax).

	Profit or loss		Equity	
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2009				
Instruments designated at fair value	45	–48	45	–48
Interest rate swaps	–19	21	49	–47
Fair value sensitivity (net)	26	–27	94	–95
31 December 2008				
Instruments designated at fair value	30	33	30	33
Interest rate swaps	–3	–63	94	–159
Fair value sensitivity (net)	27	–30	124	–126

As part of the acquisition of Scottish & Newcastle in 2008, Heineken took over a specific portfolio of euro floating-to-fixed interest rate swaps with a notional amount of €1,290 million. Although interest rate risk is hedged economically, it is not possible to apply hedge accounting on this portfolio. A movement in interest rates will therefore lead to a fair value movement in the income statement under the other net financing income/(expenses). Any related non-cash income or expenses in the income statement are expected to reverse over time.

Cash flow sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates constantly applied during the reporting period would have increased (decreased) equity and profit or loss by the amounts shown below (after tax). This analysis assumes that all other variables, in particular foreign currency rates, remain constant and excludes any possible change in fair value of derivatives at period-end because of a change in interest rates. The analysis is performed on the same basis for 2008.

		Profit or loss		Equity
	100 bp increase	100 bp decrease	100 bp increase	100 bp decrease
31 December 2009				
Variable rate instruments	–21	21	–21	21
Net interest rate swaps floating to fixed	19	–19	19	–19
Cash flow sensitivity (net)	–2	2	–2	2
31 December 2008				
Variable rate instruments	–42	42	–42	42
Net interest rate swaps floating to fixed	35	–35	35	–35
Cash flow sensitivity (net)	–7	7	–7	7

Other market price risk

Management of Heineken monitors the mix of debt and equity securities in its investment portfolio based on market expectations. Material investments within the portfolio are managed on an individual basis.

The primary goal of Heineken's investment strategy is to maximise investment returns in order to partially meet its unfunded defined benefit obligations; management is assisted by external advisors in this regard.

Commodity risk is the risk that changes in commodity price will affect Heineken's income. The objective of commodity risk management is to manage and control commodity risk exposures within acceptable parameters, whilst optimising the return on risk. The main commodity exposure relates to the purchase of cans, glass bottles, malt and utilities. Commodity risk is in principal addressed by negotiating fixed prices in supplier contracts with various contract durations. So far, commodity hedging with financial counterparties by Heineken is limited to the incidental sale of surplus CO_2 emission rights and aluminium hedging, which is done in accordance with risk policies. Heineken does not enter into commodity contracts other than to meet Heineken's expected usage and sale requirements. As at 31 December 2009, the underlying amount of aluminium swaps was €8 million. Off-balance sheet exposure as at 31 December 2009 was €3,564 million and in principal represents long-term supply contracts of raw materials.

Cash flow hedges

The following table indicates the periods in which the cash flows associated with derivatives that are cash flow hedges are expected to occur.

2009	Carrying amount	Expected cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Interest rate swaps:							
Assets	–17	503	16	16	27	66	378
Liabilities	226	–740	–65	–78	–80	–163	–354
Forward exchange contracts:							
Assets	–48	1,015	615	282	118	–	–
Liabilities	26	–996	–608	–268	–120	–	–
	187	–218	–42	–48	–55	–97	24

2008	Carrying amount	Expected cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Interest rate swaps:							
Assets	–89	856	80	64	124	139	449
Liabilities	206	–1,097	–100	–97	–212	–214	–474
Forward exchange contracts:							
Assets	–102	2,068	1,095	670	303	–	–
Liabilities	55	–2,028	–1,056	–677	–295	–	–
	70	–201	19	–40	–80	–75	–25

The periods in which the cash flows associated with forward exchange contracts that are cash flow hedges are expected to impact the income statement is on average two months earlier than the occurrence of the cash flows as in the above table.

Fair value hedges/net investment hedges

The following table indicates the periods in which the cash flows associated with derivatives that are fair value hedges or net investment hedges are expected to occur.

2009	Carrying amount	Expected cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Interest rate swaps:							
Assets	–	987	27	20	61	666	213
Liabilities	– 212	– 1,079	– 9	– 11	– 22	– 802	– 235
	– 212	– 92	18	9	39	– 136	– 22

2008	Carrying amount	Expected cash flows	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Interest rate swaps:							
Assets	–	1,106	62	61	47	701	235
Liabilities	167	– 1,316	– 76	– 76	– 45	– 761	– 358
	167	– 210	– 14	– 15	2	– 60	– 123

Capital management

Heineken Holding N.V.'s capital management is strongly related to Heineken N.V.'s capital management because every Heineken N.V. share held by Heineken Holding N.V. is matched by one share issued by Heineken Holding N.V. This enables Heineken N.V. to pursue its long-term policy in the interest of the Heineken N.V. shareholders.

There were no major changes in Heineken Holding N.V.'s approach to capital management during the year. The policy of the Board of Directors of Heineken Holding N.V. is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of business and acquisitions of Heineken N.V. Capital is herein defined as equity attributable to equity holders of Heineken Holding N.V. (total equity minus minority interests).

Heineken Holding N.V. is not subject to externally imposed capital requirements other than the legal reserves explained in note 22.

Pursuant to Article 10, paragraph 6, of the Articles of Association of Heineken Holding N.V., holders of Heineken Holding N.V. ordinary shares receive the same dividend as holders of Heineken N.V. shares.

Fair values

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

	Carrying amount 2009	Fair value 2009	Carrying amount 2008	Fair value 2008
Loans	**329**	**329**	310	310
Held-to-maturity investments	**4**	**4**	10	10
Available-for-sale investments	**219**	**219**	221	221
Advances to customers	**319**	**319**	346	346
Investments held for trading	**15**	**15**	14	14
Trade and other receivables, excluding derivatives used for hedge accounting	**2,261**	**2,261**	2,401	2,401
Cash and cash equivalents	**520**	**520**	698	698
Interest rate swaps used for hedge accounting:				
Assets	**17**	**17**	89	89
Liabilities	**–438**	**–438**	–425	–425
Forward exchange contracts used for hedge accounting:				
Assets	**48**	**48**	102	102
Liabilities	**–26**	**–26**	–55	–55
Other derivatives, net	**–**	**–**	12	12
Bank loans	**–3,311**	**–3,362**	–7,315	–7,401
Unsecured bond issues	**–2,945**	**–3,058**	–1,122	–1,204
Finance lease liabilities	**–108**	**–108**	–95	–95
Other interest-bearing liabilities	**–1,342**	**–1,423**	–670	–679
Non-interest-bearing liabilities	**–93**	**–93**	–16	–16
Non-current derivatives used for hedge accounting	**–370**	**–370**	–393	–393
Deposits from third parties	**–377**	**–377**	–348	–348
Trade and other payables excluding dividend, interest and derivatives used for hedge accounting	**–3,444**	**–3,444**	–3,579	–3,579
Bank overdrafts	**–156**	**–156**	–94	–94

Basis for determining fair values

The significant methods and assumptions used in estimating the fair values of financial instruments reflected in the table above are discussed in note 4.

Fair value hierarchy

Effective 1 January 2009, Heineken adopted the amendment to IFRS 7 for financial instruments that are measured in the statement of financial position at fair value (refer 3b). This requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

- Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)
- Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2)
- Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3)

31 December 2009	Level 1	Level 2	Level 3
Available-for-sale investments	57	–	162
Non-current derivative assets used for hedge accounting	–	16	–
Current derivative assets used for hedge accounting	–	49	–
Investments held for trading	15	–	–
	72	65	162
Non-current derivative liabilities used for hedge accounting	–	370	–
Current derivative liabilities used for hedge accounting	–	94	–
	–	464	–

31 December 2008	Level 1	Level 2	Level 3
Available-for-sale investments	47	–	174
Non-current derivative assets used for hedge accounting	–	100	–
Current derivative assets used for hedge accounting	–	103	–
Investments held for trading	14	–	–
	61	203	174
Non-current derivative liabilities used for hedge accounting	–	393	–
Current derivative liabilities used for hedge accounting	–	87	–
	–	480	–

		2009
Available-for-sale investments based on Level 3		
Balance as at 1 January	**174**	
Fair value adjustments recognised in other comprehensive income	**18**	
Disposals	**–34**	
Transfers	**4**	
Balance as at 31 December		**162**

note 33 OFF-BALANCE SHEET COMMITMENTS

	Total 2009	Less than 1 year	1-5 years	More than 5 years	Total 2008
Guarantees to banks for loans (by third parties)	371	191	146	34	408
Other guarantees	177	116	5	56	89
Guarantees	548	307	151	90	497
Lease & operational lease commitments	322	47	139	136	378
Property, plant & equipment ordered	46	42	2	2	56
Raw materials purchase contracts	3,564	950	1,399	1,215	2,835
Other off-balance sheet obligations	2,199	450	1,228	521	2,325
Off-balance sheet obligations	6,131	1,489	2,768	1,874	5,594
Undrawn committed bank facilities	2,077	77	2,000	–	1,640

Heineken leases buildings, cars and equipment.

Guarantees to banks for loans relate to loans to customers, which are given by external parties in the ordinary course of business of Heineken.

Raw materials contracts include long-term purchase contracts with suppliers in which prices are fixed or will be agreed based upon pre-defined price formulas. These contracts mainly relate to malt, bottles and cans.

During the year ended 31 December 2009 €184 million (2008: €177 million) was recognised as an expense in the income statement in respect of operating leases and rent.

Other off-balance sheet obligations mainly include distribution, rental, service and sponsorship contracts.

Committed bank facilities are credit facilities on which a commitment fee is paid as compensation for the bank's requirement to reserve capital. For the details of these committed bank facilities see note 25. The bank is legally obliged to provide the facility under the terms and conditions of the agreement.

As part of the transaction with APB in respect of the realignment of its interests in the Asia Pacific region, Heineken acquired the entire issued share capital of APB-Pearl Ltd. and APB (Aurangabad) Ltd. on 10 February 2010 (see note 37). Heineken intends to transfer its interests in these two companies, together with its interests in MAPL, to UBL in 2010.

note 34 CONTINGENCIES

Netherlands

Heineken is involved in an antitrust case initiated by the European Commission for alleged violations of the European Union competition laws. By decision of 18 April 2007 the European Commission stated that Heineken and other brewers operating in the Netherlands, restricted competition in the Dutch market during the period 1996-1999. This decision follows an investigation by the European Commission that commenced in March 2000. Heineken fully cooperated with the authorities in this investigation.
As a result of its decision, the European Commission imposed a fine on Heineken of €219 million in April 2007.

On 4 July 2007, Heineken filed an appeal with the European Court of First Instance against the decision of the European Commission as Heineken disagrees with the findings of the European Commission. Pending appeal, Heineken was obliged to pay the fine to the European Commission. This fine was paid in 2007 and was treated as an expense in the 2007 Annual Report. A final decision by the European Court of First Instance is expected in 2010 or 2011.

Carlsberg

The consideration paid (purchase price) for the acquisition of Scottish & Newcastle is subject to change as, in line with the consortium agreement, the final net debt settlement is being discussed between the consortium partners. Given that the outcome is not virtually certain there is no basis to reliably estimate the financial effects of the net debt settlement.

note 35 RELATED PARTIES

Identification of related parties

Heineken Holding N.V. has a related party relationship with its Board of Directors, the Executive Board and Supervisory Board of Heineken N.V., L'Arche Green N.V., associates and joint ventures (refer note 16).

Board of Directors remuneration *In thousands of euros*		**2009**		2008
M. Das	**60**		60	
C.L. de Carvalho-Heineken	**45**		45	
D.P. Hoyer	**45**		45	
K. Vuursteen	**45**		45	
		195		195

As at 31 December 2009, the Board of Directors represented 144,112,051 shares in the Company (2008: 144,112,051 shares).

Executive Board remuneration	Fixed salary		Short–Term Incentive Plan		Long–Term Incentive Plan*		Pension plan		Total	
In thousands of euros	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
J.F.M.L. van Boxmeer	**750**	750	**1,125**	611	**303**	249	**379**	287	**2,557**	1,897
D.R. Hooft Graafland	**550**	550	**619**	336	**167**	149	**315**	247	**1,651**	1,282
	1,300	1,300	**1,744**	947	**470**	398	**694**	534	**4,208**	3,179

* The remuneration reported as part of the Long-Term Incentive Plan is based on IFRS accounting policies and does not reflect the value of vested performance shares.

Executive Board remuneration

The remuneration of the members of the Executive Board comprises a fixed component and a variable component. The variable component is made up of a Short-Term Incentive Plan and a Long-Term Incentive Plan. The Short-Term Incentive Plan is based on an organic profit growth target and specific year targets as set by the Supervisory Board. For the Long-Term Incentive Plan see note 29.

As at 31 December 2009, J.F.M.L. van Boxmeer held 9,244 Heineken N.V. shares and D.R. Hooft Graafland 6,544 (2008: J.F.M.L. van Boxmeer 9,244 and D.R. Hooft Graafland 6,544 shares). D.R. Hooft Graafland held 3,052 shares of Heineken Holding N.V. as at 31 December 2009 (2008: 3,052 shares).

Supervisory Board remuneration
In thousands of euros

	2009	2008
The individual members of the Supervisory Board received the following remuneration:		
C.J.A. van Lede	**66**	66
J.M. de Jong	**52**	52
M. Das	**52**	52
M.R. de Carvalho	**50**	50
J.M. Hessels	**50**	50
I.C. MacLaurin	**50**	50
A.M. Fentener van Vlissingen	**50**	50
M. Minnick	**45**	32
V.C.O.B.J. Navarre	**31**	–
	446	402

Only M.R. de Carvalho held shares of Heineken N.V. (8) as at 31 December 2009 (2008: 8 shares). As at 31 December 2009 and 2008, the Supervisory Board members did not hold any of the Heineken N.V. bonds or option rights. C.J.A. van Lede held 2,656 and M.R. de Carvalho held 8 shares of Heineken Holding N.V. as at 31 December 2009 (2008: C.J.A. van Lede 2,656 and M.R. de Carvalho 8 shares). In addition to the above, C.J.A. van Lede received €45 thousand (2008: €45 thousand) and M.R. de Carvalho received €45 thousand (2008: €45 thousand) as fee for attending the meetings of the Board of Directors of Heineken Holding N.V.

Other related party transactions	Transaction value		Balance outstanding as at 31 December	
	2009	2008	**2009**	2008
Sale of products and services				
To associates and joint ventures	**142**	50	**12**	6
Raw materials, consumables and services				
Goods for resale - joint ventures	**89**	26	**1**	7
Other expenses - joint ventures	**12**	1	**–**	6
	101	27	**1**	13

There are no significant transactions with L' Arche Green N.V.

note 36 HEINEKEN ENTITIES

Control of Heineken

The ordinary shares of the Company are traded on Euronext Amsterdam. Mrs C.L. de Carvalho-Heineken has an interest of 52.01% (including a 50.005% shareholding by L'Arche Holding S.A.) in the Company.[1] Heineken Holding N.V. holds an interest in Heineken N.V. of 50.005% of the issued capital (being 50.133% (2008: 50.112%() of the outstanding capital following the purchase of own shares by Heineken N.V.).

A declaration of joint and several liability pursuant to the provisions of Section 403 of Book 2 of the Dutch Civil Code has been issued by Heineken N.V. with respect to legal entities established in the Netherlands marked with a • below.

Significant subsidiaries of Heineken N.V.	*Country of incorporation*	*Ownership interest (%)* 2009	2008
• Heineken Nederlands Beheer B.V.	Netherlands	**100.0**	100.0
• Heineken Brouwerijen B.V.	Netherlands	**100.0**	100.0
• Heineken Nederland B.V.	Netherlands	**100.0**	100.0
• Heineken International B.V.	Netherlands	**100.0**	100.0
• Heineken Supply Chain B.V.	Netherlands	**100.0**	100.0
• Amstel Brouwerij B.V.	Netherlands	**100.0**	100.0
• Amstel Internationaal B.V.	Netherlands	**100.0**	100.0
• Vrumona B.V.	Netherlands	**100.0**	100.0
• Invebra Holland B.V.	Netherlands	**100.0**	100.0
• B.V. Beleggingsmaatschappij Limba	Netherlands	**100.0**	100.0
• Brand Bierbrouwerij B.V.	Netherlands	**100.0**	100.0
• Heineken CEE Holdings B.V.	Netherlands	**100.0**	100.0
• Heineken CEE Investments B.V.	Netherlands	**100.0**	100.0
• Brasinvest B.V.	Netherlands	**100.0**	100.0
• Heineken Beer Systems B.V.	Netherlands	**100.0**	100.0
Central Europe Beverages B.V.	Netherlands	**72.0**	72.0
Heineken France S.A.S.	France	**100.0**	100.0
Heineken UK Ltd.	United Kingdom	**100.0**	100.0
Sociedade Central de Cervejas et Bebidas S.A.	Portugal	**100.0**	100.0
Oy Hartwell Ab.	Finland	**100.0**	100.0
Heineken España S.A.	Spain	**98.7**	98.6
Heineken Italia S.p.A.	Italy	**100.0**	100.0
Athenian Brewery S.A.	Greece	**98.8**	98.8
Brau Union AG	Austria	**100.0**	100.0
Brau Union Österreich AG	Austria	**100.0**	100.0
Grupa Żywiec S.A.	Poland	**61.9**	62.0
Heineken Ireland Ltd.[2]	Ireland	**100.0**	100.0
Heineken Hungária Sorgyárak Zrt.	Hungary	**100.0**	100.0
Heineken Slovensko a.s.	Slovakia	**100.0**	100.0
Heineken Switzerland AG	Switzerland	**100.0**	100.0
Karlovačka Pivovara d.o.o.	Croatia	**100.0**	100.0
Mouterij Albert N.V.	Belgium	**100.0**	100.0

Significant subsidiaries of Heineken N.V.	*Country of incorporation*	*Ownership interest (%)*	
		2009	2008
Ibecor S.A.	Belgium	**100.0**	100.0
Affligem Brouwerij BDS N.V.	Belgium	**100.0**	100.0
N.V. Brouwerijen Alken-Maes Brasseries S.A.	Belgium	**99.7**	99.7
LLC Heineken Breweries	Russia	**100.0**	100.0
Heineken USA Inc.	United States	**100.0**	100.0
Heineken Česká republika a.s.	Czech Republic	**100.0**	100.0
Drinks Union a.s.	Czech Republic	**100.0**	98.5
Heineken Romania S.A.	Romania	**98.5**	98.2
FCJSC Brewing Company ,Syabar'	Belarus	**100.0**	100.0
OJSC ,Rechitsapivo'	Belarus	**86.2**	80.8
Commonwealth Brewery Ltd.	Bahamas	**53.2**	53.2
Windward & Leeward Brewery Ltd.	St Lucia	**72.7**	72.7
Cervecerias Baru-Panama S.A.	Panama	**74.9**	74.9
Nigerian Breweries Plc.	Nigeria	**54.1**	54.1
Al Ahram Beverages Company S.A.E.	Egypt	**99.9**	99.9
Brasserie Lorraine S.A.	Martinique	**100.0**	83.1
Surinaamse Brouwerij N.V.	Surinam	**76.2**	76.1
Consolidated Breweries Ltd.	Nigeria	**50.4**	50.1
Brasserie Almaza S.A.L.	Lebanon	**67.0**	67.0
Brasseries, Limonaderies et Malteries 'Bralima' S.A.R.L.	D.R. Congo	**95.0**	95.0
Brasseries et Limonaderies du Rwanda 'Bralirwa' S.A.	Rwanda	**70.0**	70.0
Brasseries et Limonaderies du Burundi 'Brarudi' S.A.	Burundi	**59.3**	59.3
Brasseries de Bourbon S.A.	Réunion	**85.7**	85.7
Sierra Leone Brewery Ltd.	Sierra Leone	**83.1**	83.1
Tango s.a.r.l.	Algeria	**100.0**	100.0
Société Nouvelle des Boissons Gazeuses S.A. ('SNBG')	Tunisia	**74.5**	74.5
Société Nouvelle de Brasserie S.A. 'Sonobra'	Tunisia	**49.9**	49.9

[1] A new notification was submitted to the AFM in March 2007 that Mrs C.L. de Carvalho-Heineken has a 58.82% interest in Heineken Holding N.V., including a 58.78% holding via L'Arche Green N.V. and L'Arche Holding S.A. The AFM did not enter this notification in the register because the threshold value had not been exceeded.

[2] In accordance with article 17 of the Republic of Ireland Companies (Amendment) Act 1986, Heineken N.V. issued an irrevocable guarantee for the years ended 31 December 2009 and 2008 regarding the liabilities of Heineken Ireland Ltd. and Heineken Ireland Sales Ltd., West Cork Bottling Limited, Western Beverages Limited and Beamish and Crawford Limited, as referred to in article 5(1) of the Republic of Ireland Companies (Amendment) Act 1986.

note 37 SUBSEQUENT EVENTS

Announcement to acquire FEMSA Beer Business

On 11 January 2010, Heineken announced the acquisition of the beer operations of Fomento Económico Mexicano, S.A.B. de C.V. (FEMSA) via an all share transaction (the 'transaction'). Heineken will acquire FEMSA Cerveza, comprising 100% of FEMSA's Mexican beer operations (including its US and other export business) and the remaining 83% of FEMSA's Brazilian beer business that Heineken does not currently own. The transaction is expected to complete in the second quarter of 2010 and is subject to the customary approval of the relevant regulatory authorities and the approval of the shareholders of Heineken N.V., Heineken Holding N.V. and FEMSA.

Under the proposed terms of the acquisition, Heineken has offered FEMSA 86,028,019 new shares in Heineken N.V. on the completion of the acquisition with a commitment to deliver an additional 29,172,504 Heineken N.V. shares to FEMSA over a period of not more than five years. Simultaneously with the closing of the acquisition, Heineken Holding N.V. will swap 43,018,320 of the new Heineken N.V. shares with FEMSA for an equal number of newly issued shares in Heineken Holding N.V. Following delivery of all such Heineken N.V. and Heineken Holding N.V. shares, FEMSA will hold a 12.5% economic interest in Heineken N.V. and 14.9% in Heineken Holding N.V. (20% economic interest in the Heineken Group).

Based on the Heineken N.V. closing share price of €32.925, as at 8 January 2010, the last trading day prior to entering to the transaction, the delivery of 115,200,523 Heineken N.V. shares values the equity of FEMSA Cerveza at approximately €3.8 billion. Including net debt and pension obligations to be assumed of approximately €1.5 billion, the total implied enterprise value for FEMSA Cerveza is approximately €5.3 billion.

Strategic realignment interests in Asia Pacific region

On 10 February 2010, Heineken acquired the entire issued share capital of APB-Pearl Ltd. and APB (Aurangabad) Ltd. Heineken intends to transfer its interests in these two companies, together with its interests in MAPL, to UBL in 2010.

On 10 February 2010, Heineken transferred the shares it held in GBNC in its entirety to APB. On the same date, Heineken transferred a controlling stake of 68.5% in MBI to APB. Heineken retains a shareholding in MBI of 16.5%. Both transactions will be accounted for under the revised IAS 27 standard and Heineken expects to realise an estimated combined gross book gain of €140 million net of tax.

Rights of holders of priority shares

The priority shares in issue with a nominal value of €500, which comprise 250 shares of €2 nominal value, are held by:
Stichting Administratiekantoor Priores
(125 shares)
The members of the board of this foundation are
Mrs C.L. de Carvalho-Heineken, chairman
Mr M. Das
Mr R.H. Meppelink

Stichting Beheer Prioriteitsaandelen
Heineken Holding N.V.
(125 shares)
The members of the board of this foundation are
Mr W. de Ruiter, chairman
Mr P.E.B. Corten

For the rights conferred by the priority shares, reference is made to the following articles of the company's Articles of Association:
Article 4, para. 8
(cooperation of priority shareholders in issue of depositary receipts for shares)
Article 7, para. 2
(priority shareholders draw up non-binding list of candidates for appointments to the Board of Directors by the general meeting)
Article 8, para. 5
(priority shareholders give approval for exercising voting rights on shares)
Article 8, para. 6
(priority shareholders and the general meeting give approval for resolutions relating to any material change in the nature or identity of the company or the enterprise)
Article 9, para. 4
(appointment of representative by priority shareholders in the event of absence or inability to act of all members of the Board of Directors)
Article 10, para. 6
(4% dividend, after distribution of dividend to holders of ordinary shares)
Article 13, para. 1
(priority shareholders bring resolutions to amend the Articles of Association or wind up the company to the general meeting)
Article 14, para. 3
(priority shareholders' claims to liquidation surplus are subordinated).

Provisions of the Articles of Association concerning appropriation of profit

The relevant provisions of the Articles of Association concerning appropriation of profit read as follows:
Article 10, para. 4: Profit distributions may only be made if the shareholders' equity of the company exceeds the sum of the paid-up and called capital and the reserves prescribed by law.
Article 10, para. 6: Out of the profit as shown by the income statement adopted by the general meeting, the ordinary shareholders shall first be paid the same dividend per share as paid by Heineken N.V. for the year concerned, having due regard to the provisions of paragraph 4. If and to the extent that the dividend paid by Heineken N.V. is in the form of a stock dividend, the dividend paid to the ordinary shareholders shall also be in the form of a stock dividend. From what remains after the distribution to the ordinary shareholders, the priority shareholders shall be paid a dividend of four per cent (4%) and the remainder shall be appropriated to the reserves. On a motion of the meeting of priority shareholders, the general meeting shall be authorised to make distributions from the reserves.

Remuneration of the Board of Directors

Pursuant to the company's Articles of Association, Article 7, para. 5, the meeting of holders of priority shares may pass resolutions fixing the remuneration of the members of the Board of Directors.

Shares held by the Board of Directors

As at 31 December 2009, the Board of Directors represented 144,112,051 shares of the company.

Proposed appropriation of profit

It is proposed to appropriate €159 million of the profit for payment of dividend and to add €351 million to the reserves.

STATEMENT OF THE BOARD OF DIRECTORS

Statement ex Article 5:25c Paragraph 2 sub c
Financial Markets Supervision Act
('Wet op het Financieel Toezicht')

To our knowledge,

1. the Financial Statements give a true and fair view of the assets, liabilities, financial position and profit of Heineken Holding N.V. and its consolidated companies;

2. the Report of the Board of Directors gives a true and fair view of the position as at 31 December 2009 and the developments during the financial year 2009 of Heineken Holding N.V. and its related companies included in its Financial Statements; and

3. the Report of the Board of Directors describes the material risks Heineken Holding N.V. is facing.

Amsterdam, 22 February 2010

Board of Directors
Mr M. Das
Mrs C.L. de Carvalho-Heineken
Mr D.P. Hoyer
Mr K. Vuursteen

AUDITOR'S REPORT

To: Annual General Meeting of Shareholders of Heineken Holding N.V.

Report on the financial statements

We have audited the accompanying 2009 financial statements of Heineken Holding N.V., Amsterdam as set out on pages 20 to 124. The financial statements consist of the consolidated financial statements and the company financial statements. The consolidated financial statements comprise the consolidated statement of financial position as at 31 December 2009, the consolidated income statement, the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and the notes, comprising a summary of significant accounting policies and other explanatory information. The company financial statements comprise the company balance sheet as at 31 December 2009, the company income statement for the year then ended and the notes.

Management's responsibility

The Board of Directors is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the report of the Board of Directors in accordance with Part 9 of Book 2 of the Netherlands Civil Code. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with Dutch law. This law requires that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion with respect to the company financial statements

In our opinion, the company financial statements give a true and fair view of the financial position of Heineken Holding N.V. as at 31 December 2009, and of its result for the year then ended in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

Opinion with respect to the consolidated financial statements

In our opinion, the consolidated financial statements give a true and fair view of the financial position of Heineken Holding N.V. as at 31 December 2009, and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with Part 9 of Book 2 of the Netherlands Civil Code.

Report on other legal and regulatory requirements

Pursuant to the legal requirement under 2:393 sub 5 part f of the Netherlands Civil Code, we report, to the extent of our competence, that the report of the Board of Directors as set out on pages 9 to 17 is consistent with the financial statements as required by 2:391 sub 4 of the Netherlands Civil Code.

KPMG ACCOUNTANTS N.V.
G.L.M. van Hengstum RA

Amsterdam, 22 February 2010

COLOPHON

A Heineken Holding N.V. publication

Heineken Holding N.V.
Tweede Weteringplantsoen 5
1017 ZD Amsterdam
Netherlands

telephone +31 20 622 11 52
fax +31 20 625 22 13

This report is available
in the Dutch language as well.
In the case of any discrepancy
between language versions
the English version prevails.

Translation
VVH business translations

Graphic Design
and Electronic Publishing
Design Studio Hans Kentie BNO

Printing
Boom & van Ketel grafimedia

Binding
Binderij Hexspoor

Copies of this annual report
are obtainable from:
Tweede Weteringplantsoen 5
1017 ZD Amsterdam
Netherlands
telephone +31 20 622 11 52
fax +31 20 625 22 13
or via www.heinekeninternational.com

This annual report is printed
on Heaven42, FSC certified.


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